Exhibit 2.1

EQUITY PURCHASE AGREEMENT
BY AND AMONG
PERSONALIZATIONMALL.COM, LLC,
BED BATH & BEYOND INC.,
800-FLOWERS, INC.,
AND
1-800-FLOWERS.COM, INC.
DATED AS OF  FEBRUARY 14, 2020

ARTICLE III REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER		26
3.1	Organization, Power and Authority, Standing	26
3.2	No Conflict	27
3.3	Consents and Approvals	27
3.4	Validity and Enforceability	27
3.5	Brokers	27
3.6	No Litigation	27

ARTICLE IV REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER		27
4.1	Organization, Power and Standing	27
4.2	No Conflict	28
4.3	Consents and Approvals	28
4.4	Validity and Enforceability	28
4.5	Brokers	28
4.6	Financing	28
4.7	No Litigation	28
4.8	Solvency	28
4.9	Investment Representations	29
4.10	No Other Agreements	29
4.11	Independent Investigation	29
4.12	No Other Representations and Warranties	30

ARTICLE V COVENANTS		30
5.1	Access to Information; Confidentiality	30
5.2	Conduct of Business	31
5.3	Exclusivity	34
5.4	Third Party Consents and Governmental Approvals	34
5.5	Further Assurances	36
5.6	Restrictive Covenants	36
5.7	Tax Matters	38
5.8	Directors’ and Officers’ Indemnification and Insurance	45
5.9	Books and Records	46
5.10	Buyer Benefit Plans	47
5.11	Other Arrangements	48
5.12	Termination of Affiliate Obligations	50
5.13	Notice of Certain Events	50
5.14	R&W Policy	51
5.15	Release	51

ARTICLE VI CONDITIONS TO CLOSING		51
6.1	Conditions Precedent to the Buyer’s Obligations	51
6.2	Conditions Precedent to the Company’s and the Seller’s Obligations	53

ARTICLE VII INDEMNIFICATION		54
7.1	Survival	54
7.2	Indemnification for Specified Matters	54

ARTICLE VIII TERMINATION		56
8.1	Termination	56
8.2	Effect of Termination	57

ARTICLE IX MISCELLANEOUS		58
9.1	Notices	58
9.2	Amendments and Waivers	59
9.3	Choice of Law; Forum; Waiver of Jury Trial	59
9.4	Specific Performance	60
9.5	Successors and Assigns	60
9.6	Integration; Schedules	61
9.7	Counterparts	61
9.8	Expenses	61
9.9	No Third Party Beneficiaries	62
9.10	Publicity	62
9.11	Construction of Agreement	62
9.12	Waiver of Conflicts	63
9.13	No Right of Set-Off	64
9.14	Parent Guaranty	64
9.15	Index of Defined Terms	66

EXHIBITS

Exhibit A  --  Commercial Selling Agreement Term Sheet

EQUITY PURCHASE AGREEMENT
This Equity Purchase Agreement (this “Agreement”) is made and entered into as of February 14, 2020 by and among (i) BED BATH & BEYOND INC., a New York corporation (the “Seller”), (ii) PERSONALIZATIONMALL.COM, LLC, a Delaware limited liability company (the “Company”), (iii) 800-FLOWERS, INC., a New York corporation (the “Buyer”), and solely with respect to Article IX of this Agreement, 1-800-FLOWERS.COM, INC., a Delaware corporation (the “Parent”).
Introduction
WHEREAS, the Seller owns all of the issued and outstanding membership interests of the Company (the “Interests”).
WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, on the terms and subject to the conditions set forth in this Agreement, all of the Interests.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
DEFINITIONS; PURCHASE AND SALE; CLOSING
1.1   Certain Definitions. As used herein, the following terms shall have the following meanings:
 “2016 Acquisition Agreement” means the agreement pursuant to which the Seller acquired all of the equity interests of the Company from the 2016 Seller on November 23, 2016.
 “2016 Seller” means the Person who sold all of the equity interests of the Company to the Seller on November 23, 2016.
  “2016 Tax Period” means (a) any taxable period ending on or before November 23, 2016 and (b) in the case of any taxable period that includes, but does not end on, November 23, 2016, the portion of such taxable period beginning on the first day of such taxable period and ending on November 23, 2016.
 “Affiliate” of a specified Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, agreement or otherwise. The Company shall be considered an Affiliate of the Seller prior to, and only prior to, the Closing, and an Affiliate of the Buyer as of and after, and only as of and after, the Closing.

 “Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.
 “Authorizations” means all licenses, permits, regulations, certifications, waivers, registrations, approvals, qualifications, franchises, consents, clearances, exemptions, authorizations and notices issued by, obtained from, or filed with any Governmental Authorities.
 “Benefit Plan” means each “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), each “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), and each employment, compensation, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock appreciation right, stock purchase, phantom stock or other equity or equity-based compensation, performance, retirement, thrift, savings, employee loan, stock bonus, excess benefit, supplemental unemployment, paid time off, vacation, personal days, floating holidays, perquisite, tuition reimbursement, outplacement, fringe benefit, sabbatical, sick leave, change of control, retention, severance, termination, redundancy, workers’ compensation, retirement, cafeteria, disability, death benefit, hospitalization, medical, dental, life insurance, accident benefit, housing, transport, welfare benefit or other compensation or benefit plan, program, policy, contract or agreement in which any Business Employees or their dependents participate or by which they are covered, in each case sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Seller or any ERISA Affiliate.  Notwithstanding the foregoing, a Benefit Plan shall not include any plan maintained by a Governmental Authority, or any plan, agreement, or arrangement that is otherwise required to be maintained or provided by applicable Law.
 “Business Employees” means all employees of the Company.
 “Buyer Closing Date Taxes” means any Taxes resulting from an action (other than the Transaction or any action required to be taken on the Closing Date by any Law or as a result of any Contract entered into prior to the Closing by the Company, the Seller or any of their respective Affiliates (including Predecessor)) that is taken by the Buyer or any of its Affiliates after the Closing on the Closing Date  and is outside the ordinary course of business.
 “Closing Indebtedness” means the Indebtedness of the Company as of 12:01 a.m. Eastern Time on the Closing Date.
 “Closing Net Working Capital” means, as of 12:01 a.m. Eastern Time on the Closing Date, (a) all current assets of the Company that are included in the line item categories of current assets specifically identified on Schedule 1.5(g), minus (b) all current liabilities of the Company that are included in the line item categories of current liabilities specifically identified on Schedule 1.5(g), provided, however, that the calculation of Closing Net Working Capital shall exclude (i) all Company Cash, (ii) all Closing Indebtedness and all Seller’s Expenses, (iii) all fees and expenses incurred by or for the account of the Buyer or any of its Affiliates, and (iv) all Income Tax assets and Income Tax liabilities (including deferred Tax assets and liabilities).

 “Code” means the Internal Revenue Code of 1986, as amended.
 “Combined Tax Return” means (a) the consolidated federal Income Tax Return filed by the affiliated group of corporations of which the Seller is the parent corporation, (b) any Income Tax Return filed on a consolidated, combined, affiliated or unitary basis for state, local or foreign Tax purposes that includes the Seller or any Subsidiary of the Seller (other than the Company) and (c) any other Income Tax Return filed by the Seller or any of its Subsidiaries (other than the Company) for state, local or foreign Tax purposes, in each case, under clauses (a), (b) or (c), that does not include the Company but includes items of income, gain, loss, deduction or credit of the Company.
 “Commercial Selling Agreement” means the commercial selling agreement between the Company and the Seller in a form to be mutually agreed by the Buyer and the Seller pursuant to Section 5.11(e) consistent with the key terms thereof set forth in the term sheet attached hereto as Exhibit A.
 “Commercial Tax Agreement” means any credit or other commercial agreement not relating primarily to Taxes, other than an agreement to sell or otherwise dispose (including by way of a spinoff) of (i) any equity of any entity or (ii) any assets other than inventory or similar property sold in the Company’s ordinary course of business.
 “Company Cash” means, as of 12:01 a.m. Eastern Time on the Closing Date, the sum of all cash and cash equivalents (including marketable securities, checks, bank deposits, and short term investments, and all lease or other vendor deposits) of the Company and the amounts of any received but uncleared checks, drafts and wires issued prior to such time (excluding credit card receivables), less the amounts of any outstanding checks or transfers at such time.
 “Company Material Adverse Effect” means any change, effect, event, occurrence or development (each, an “Effect”) that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the assets, business, properties, results of operations or condition (financial or otherwise) of the Company or (b) the ability of the Seller to consummate the Transactions contemplated hereby on or prior to the Outside Date; provided that, a Company Material Adverse Effect shall not include any Effect caused by any of the following, nor shall any of the following be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (i) any change or proposed change in, or any compliance with or action taken for the purpose of complying with, any Law (or interpretations of any Law) after the date of this Agreement; (ii) any change resulting from conditions affecting any of the industries or markets in which the Company operates; (iii) any change resulting from changes in general business, financial, political, capital market or economic conditions (including any change resulting from any calamity, natural or man-made disaster or acts of God, hostilities, war or military or terrorist attack (including cyber-terrorist attack)); (iv) any change arising directly or indirectly from or otherwise relating to interest rates or fluctuations in the value of any currency; (v) any change resulting from the negotiation, announcement or pendency of the Transactions or the identity of, or any facts or circumstances relating to, the Buyer or any of its Affiliates or its future plans for the business of the Company, including the impact on relationships, contractual or otherwise, with or actions taken or threatened to be taken by any customers, vendors, landlords, partners, employees or Governmental Authorities; (vi) any event, condition or other matter disclosed on a Schedule to this Agreement; (vii) any change resulting from any action or inaction taken by the Company required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of the Buyer; (viii) any change resulting or arising from the Buyer’s breach of this Agreement; (ix) the failure of the Company to achieve any projections, forecast, sales level or budget (it being understood that the fact or occurrences giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect so long as such facts or occurrences are not otherwise excluded by clauses (i) through (viii) hereof); or (x) any conditions to Closing that are cured by the Closing Date by the Company or the Seller; provided further that, any Effect referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such Effect has a disproportionate effect on the Company compared to other participants in the industries or markets in which the Company operates.

 “Company Plans” means any Benefit Plan which (i) is sponsored or maintained solely by the Company, or (ii) entered into solely between the Company and any Business Employee.
 “Contract” means any written or oral contract, note, bond, mortgage, indenture, lease, license, commitment or other binding agreement, arrangement, understanding, undertaking, instrument or obligation (including master service agreements, task orders, work orders, statements of work or delivery orders or any such similar document, including all supplements and addenda thereto entered into pursuant to or under such master service agreements).
 “Employee Bonus” means the bonus payable to the Business Employee set forth on Schedule 1.1.
 “Environment” means soil, surface waters, groundwaters, drinking waters, land, surface or subsurface strata, natural resources (such as wetlands, flora and fauna), sediments, indoor air, and ambient air.
 “Environmental Claim” means any litigation, proceeding, Order, directive, summons, written complaint, citation or notice of violation arising under or relating to any Environmental Laws or the Release or threat of Release of, or exposure to, Hazardous Substances.
 “Environmental Laws” means all foreign, federal, state and local statutes, regulations, rules and ordinances relating to human health and safety (as it relates to exposure to Hazardous Substances) and the pollution, protection or cleanup of the Environment, including those related to the treatment, storage, handling, transportation, Release or threat of Release of, or exposure to, Hazardous Substances.

 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
 “ERISA Affiliate” means, with respect to any Person, each business or entity that is a member of a “controlled group of corporations” under “common control” or a member of an “affiliated service group” with such Person within the meaning of Sections 414(b), (c), or (m) of the Code or Section 4001(b)(1)of ERISA, or required to be aggregated with such Person under Section 414(o) of the Code, or under “common control” with such Person within the meaning of Section 4001(a)(14) of ERISA.
 “Estimated Indebtedness” means the Seller’s good faith estimate of the Closing Indebtedness.
 “Final Determination” means, with respect to any claim for indemnification under Section 5.7(h), (i) a final judgment of a court of competent jurisdiction or another Governmental Authority having the authority to determine the amount of, and liability with respect to, any such claim for which indemnification is sought thereunder and the denial of, or expiration of all rights to, appeal such claim, (ii) a written settlement with a Governmental Authority or any other third party that is the subject of an indemnification claim under Section 5.7(h), or (iii) as the Seller and the Buyer may otherwise agree in writing on the amount of indemnifiable Losses with respect to Taxes.
 “Final Purchase Price” means the Purchase Price, as finally determined after the Closing pursuant to Section 1.5.
 “Fraud” means an act of common law fraud as interpreted under the Laws and by the courts of the State of Delaware with respect to the making of a specific representation or warranty expressly set forth in Article II, Article III or Article IV of this Agreement, with intent to deceive a party, and to induce it to enter into this Agreement, and its requirements include: (a) an intentional false representation of material fact expressly set forth in the representations and warranties set forth in this Agreement and (b) actual knowledge that such representation is false (as opposed to any fraud claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory).
 “GAAP” means United States generally accepted accounting principles in effect from time to time.
 “Governmental Authority” means any: (i) foreign, federal, state, municipal or local government, court, arbitrator, tribunal, administrative agency or department; (ii) other governmental, government appointed or regulatory authority; or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.
 “Hazardous Substances” means any chemical, material, substance, pollutant, contaminant or waste, including petroleum, petroleum-based or petroleum-derived substance or waste, asbestos or asbestos-containing material, toxic mold, radiological, biological, pharmaceutical or medical substances or wastes, the presence of which is regulated, requires investigation or remediation or which can give rise to liability under, or that is defined as a “hazardous substance,” “hazardous waste,” “toxic,” “toxic waste,” “pollutant,” “contaminant” or by words of similar import under, any Environmental Law.

 “Income Tax” means any Tax based upon, measured by or calculated with respect to (a) net income, profits, gains, gross margin or overall gross income or gross receipts (for the avoidance of doubt, (1) excluding sales and use and similar Taxes and (2) including any capital gains or alternative minimum Tax) or (b) multiple bases (including corporate franchise, doing business or occupation Tax) if one or more of the bases on which that Tax may be measured or calculated is described in clause (a) of this definition.
 “Income Tax Return” means any Tax Return with respect to any Income Tax.
 “Indebtedness” means, without duplication of amounts: (i) all outstanding indebtedness of the Company for borrowed money or in respect of loans or liabilities or obligations issued or incurred by the Company in substitution or exchange for liabilities or obligations for borrowed money; (ii) all outstanding indebtedness of the Company evidenced by bonds, debentures, notes, mortgages or other similar instruments; (iii) all outstanding indebtedness of the Company in respect of letters of credit, bankers acceptances, surety bonds or performance bonds and other arrangements similar to the foregoing, in each case, to the extent drawn; (iv) all outstanding payment obligations under any interest rate swap agreement, interest rate hedging agreement, foreign currency exchange agreements and other hedging agreements or similar arrangements to which the Company is a party; (v) all liabilities or obligations in respect of deferred compensation, pensions and other post-employment benefits under any Company Plan with respect to the time period prior to the Closing and, in each case, the employer’s share of any related payroll Taxes; (vi) all outstanding indebtedness of the Company in respect of any guaranty of indebtedness of another Person of the type described in clauses (i)–(v) that is not released on, prior to or in connection with the Closing; and (vii) any accrued and unpaid interest, Taxes, prepayment or redemption penalties, premiums or payments and unpaid fees and expenses, in each case that are payable in connection with the retirement, payment or prepayment of any of the foregoing liabilities or obligations owing by the Company.  Notwithstanding any term herein to the contrary, in no event will Closing Indebtedness include any (A) liability included within Closing Net Working Capital or any amount included within Seller’s Expenses, or (B) indebtedness arranged by the Buyer or any of its Affiliates.
 “Laws” means any foreign, federal, state, municipal, county, administrative, provincial or local statute, law, ordinance, regulation, rule, official administrative pronouncement, directive, code, Order, constitution, treaty, common law, judgment, decree, binding certification standard or accreditation standard or other requirement or rule of law of any Governmental Authority.
 “Lien” means any lien (statutory or other), security interest, hypothecation, mortgage, pledge, adverse claim, charge, community property interest, equitable interest, easement, encroachment, right of way, right of first refusal, or other similar encumbrance or restriction, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
 “Non-Income Tax” means any Tax that is not an Income Tax.

 “Non-Income Tax Return” means any Tax Return that is not an Income Tax Return.
 “Order” means any order, judgment, writ, injunction, stipulation, award, ruling, decree, decision, determination, assessment, arbitration ruling, settlement, corporate integrity agreement, deferred prosecution agreement, subpoena or verdict entered, issued, made or rendered by any court of competent jurisdiction or Governmental Authority.
  “Permitted Liens” means (a)  imperfections of title, easements, rights of way, zoning ordinances, encumbrances, liens, restrictions or other exceptions to title that would not reasonably be expected to materially impair the current use of the Company’s assets that are subject thereto; (b) supplier’s, materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens, or deposits to obtain the release of such Liens (i) arising in the ordinary course of business, (ii) for amounts not yet due or payable, or (iii) that are being contested in good faith; (c) Liens for current ad valorem property Taxes not yet due and payable; (d) purchase money Liens incurred in the ordinary course of business; (e) Liens in respect of liabilities shown or reflected on the balance sheet in the Financial Statements; (f) Liens incurred in the ordinary course of business since the Reference Date; (g) Liens on the ownership or transfer of securities under applicable Law; (h) Liens that will be released on or before the Closing; (i) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; and (j) any Liens created as a result of any act taken by or through the Buyer or any of its Affiliates.
 “Person” means any natural person, corporation, limited liability company, partnership, trust, Governmental Authority or other entity.
 “Post-Closing Tax Period” means (a) any taxable period beginning after the Closing Date and (b) the portion of any Straddle Period beginning after Closing Date.
 “Pre-Closing Tax Period” means (a) any taxable period ending on or before the Closing Date and (b) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on the Closing Date.
 “Predecessor” means PersonalizationMall.com, Inc., an Illinois corporation.
 “R&W Insurer” means North American Capacity Insurance Company, Interstate Fire and Casualty Company, Aspen Specialty Insurance Company, General Security Indemnity Company of Arizona  and any respective Affiliate thereof or any insurers of similar standing.
 “R&W Policy” means an insurance policy issued by Euclid Transactional, LLC, as underwriting representative (or a similar underwriting representative) on behalf of the R&W Insurer.
 “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharge, injecting, escaping, leaching, dumping, disposing, depositing or migration into or through the Environment.

 “Representative” means with respect to a particular Person, any director, member, manager, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
 “Restricted Business” means the ownership or operation of a business that is engaged in the sale of personalized gifts and similar products of the type sold on the Company’s website www.personalizationmall.com as of the Closing Date.
  “Seller’s Expenses” means, without duplication of amounts, (i) all unpaid fees and expenses as of the Closing of attorneys, accountants, investment bankers and other advisors of the Seller and/or the Company relating to the Transactions, including the unpaid fees and expenses of Proskauer Rose LLP and Goldman Sachs and Co., in each case, to the extent payable by the Company; (ii) any bonuses payable in connection with the Transactions (including, for the avoidance of doubt, but subject to Section 5.11(c), the Employee Bonus, and excluding, for the avoidance of doubt, any amounts payable to employees who are terminated after the Closing) and the employer’s share of any related payroll Taxes; and (iii) 50% of (A) the filing fees associated with the filings required to be made under the HSR Act in connection with the Transactions, (B) the fees, premiums and out of pocket costs associated with obtaining any “tail” directors’ and officers’ insurance policies pursuant to Section 5.8(b), and (C) the R&W Policy Costs, provided, that the amounts in this clause (iii) shall collectively not exceed the Shared Expense Cap, and to the extent that such amounts collectively exceed the Shared Expense Cap, the amount in excess of the Shared Expense Cap shall not be Seller’s Expenses hereunder and shall be borne exclusively by the Buyer; provided, that Seller’s Expenses shall exclude any amount included or taken into account in the calculation of Closing Net Working Capital or Closing Indebtedness and in no event will any obligations incurred by or for the account of the Buyer or any of its Affiliates, or any obligations incurred by the Company after the Closing, be considered Seller’s Expenses.
 “Shared Expense Cap” means an amount equal to $500,000.
 “Straddle Period” means a taxable period beginning on or before and ending after the Closing Date.
 “Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding share capital, voting power, voting securities or other voting equity interests are owned or controlled, directly or indirectly, by such Person.
 “Target Working Capital” means an amount equal to $4,156,836.
 “Tax” or “Taxes” means (a) all foreign, federal, state, provincial, local and other taxes, levies, assessments, duties, imposts, withholdings or similar charges of any kind imposed by any Governmental Authority, including  income, gross receipts, estimated, alternative minimum, registration, severance, stamp, documentary, occupation, environmental, customs duties, capital, goods and services, sales, use, consumption, excise, value-added, business, real property, personal property, unclaimed property, ad valorem, transfer, franchise, withholding (including backup withholding), payroll, social security, employment, unemployment, disability, employer health or other taxes and (b) all interest, penalties, fines or  additions to Tax imposed in connection with any item described in clause (a),  in each case, whether on a separate company or a consolidated, combined, affiliated, unitary or similar basis, and whether disputed or not.

 “Tax Contest” means any inquiry, audit, examination, contest, claim, action, suit or other administrative or judicial proceeding in respect of any Taxes.
 “Tax Returns” means all original or amended reports, estimates, declarations, information statements, returns and other documents or statements filed or required to be filed with any Governmental Authority in connection with any Tax (including any claims for refund), including any schedules, annexes, attachments or supplements to any of the foregoing.
 “Tax Sharing Agreements” means all agreements or arrangements with respect to the sharing, allocation, indemnification, reimbursement, responsibility for or payment of any Taxes or any Tax benefits between or among the Company and any other Persons (excluding any Commercial Tax Agreement).
 “Territory” means any state or other jurisdiction where the Company carries on its business as of the Closing Date.

  “Transaction Documents” means any agreements, certificates and instruments executed and delivered in connection with the Transactions, including, for the avoidance of doubt, subject to Section 5.11(e), the Commercial Selling Agreement and, subject to Section 5.11(f), any transition services agreement that is entered into pursuant to the terms of this Agreement.
 “Transaction Expenses” means (a) the Seller’s Expenses and (b) any repayment on the Closing Date of any Closing Indebtedness.
 “Transaction Tax Deductions” means any and all Tax deductions related to, or arising from, the Transaction Expenses, whenever paid.
1.2   Purchase and Sale.  On the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, transfer, assign and deliver to the Buyer, and the Buyer shall purchase from the Seller, all of the Interests free and clear of all Liens (other than transfer restrictions that exist under applicable securities Laws), for the Purchase Price.  The acquisition of the Interests and the other transactions contemplated herein are sometimes collectively referred to as the “Transactions.”
1.3   Closing.  Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Transactions (the “Closing”) will take place remotely, via electronic exchange of documents, (a) on the third (3rd) Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing); provided, that if such third (3rd) Business Day occurs prior to March 30, 2020, the Closing shall take place on March 30, 2020, or (b) on such other date that is agreed in writing by the Buyer and the Seller (the “Closing Date”). The Closing shall be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date.

1.4   Determination of Purchase Price; Payments At Closing.
 (a) The aggregate amount of consideration to be paid by the Buyer to the Seller for the Interests shall be: (i) $252,000,000, plus (ii) an amount equal to the Company Cash, plus or minus (iii) the amount, if any, by which Closing Net Working Capital is more or less than the Target Working Capital, respectively, minus (iv) the Closing Indebtedness, including the aggregate amount of any Indebtedness set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.5(a) to be paid in accordance with this Agreement (the “Paid Indebtedness”), minus (v) the Seller’s Expenses (the “Purchase Price”).
 (b) At the Closing, the Buyer shall make or cause to be made the following payments (in an amount, in the aggregate, equal to the Estimated Purchase Price shown on the Estimated Purchase Price Certificate) by wire transfer of immediately available funds:
(i)   first, to the lenders of the Paid Indebtedness, if any, set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.5(a) (pursuant to the payoff letters delivered to the Buyer described in Section 6.1(h)), the applicable portions of the Paid Indebtedness owed to such lender as set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.5(a);
(ii)     second, to the payees of the Seller’s Expenses set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.5(a), the applicable portions of the Seller’s Expenses owed to such payees as set forth in the Estimated Purchase Price Certificate delivered pursuant to Section 1.5(a); and

(iii)   third, to the Seller by wire transfer of immediately available funds, to a bank account designated by the Seller by written notice to the Buyer at least two (2) Business Days prior to the Closing Date, an amount equal to the Estimated Purchase Price.
1.5   Determination of Purchase Price.
 (a) Pre-Closing Deliveries.  At least two (2) Business Days but not more than five (5) Business Days prior to the Closing, the Seller will furnish to the Buyer a certificate signed by an executive officer of the Company (the “Estimated Purchase Price Certificate”) setting forth (i) a good faith estimate of the Closing Net Working Capital (the “Estimated Net Working Capital”); (ii) the Estimated Indebtedness and Paid Indebtedness; (iii) the estimated Seller’s Expenses, and associated wire instructions from each payee of such Seller’s Expenses; (iv) a good faith estimate of the Company Cash (the “Estimated Company Cash”); and (v) a reasonably detailed calculation of each of the foregoing (i) through (iv) and the Purchase Price using the foregoing estimates (the “Estimated Purchase Price”). The Estimated Purchase Price Certificate will be prepared using the same accounting methods, policies, practices and procedures, with consistent classifications and estimation methodologies, as were used in the preparation of the Financial Statements (to the extent applicable and, in all cases, subject to the definitions herein (which such definitions shall control)), and will not include any changes in assets or liabilities as a result of purchase accounting adjustments arising from, or resulting as a consequence of, the Transactions. The Estimated Purchase Price Certificate shall be conclusive for purposes of determining the Estimated Net Working Capital, the Estimated Indebtedness and Paid Indebtedness, the estimated Seller’s Expenses, the Estimated Company Cash, and the Estimated Purchase Price.

 (b) Initial Determination.  Within sixty (60) days after the Closing Date, the Buyer will prepare in good faith and deliver to the Seller a certificate (the “Purchase Price Certificate”) executed by an executive officer of the Buyer setting forth in reasonable detail (i) the Buyer’s good faith calculations of Closing Net Working Capital, Closing Indebtedness, Seller’s Expenses and Company Cash, and (ii) the Buyer’s calculation of the Purchase Price based thereon. The Purchase Price Certificate will be prepared using the same accounting methods, policies, practices and procedures, with consistent classifications and estimation methodologies, as were used in the preparation of the Financial Statements (to the extent applicable and, in all cases, subject to the definitions herein (which such definitions shall control)), and will not include any changes in assets or liabilities as a result of purchase accounting adjustments arising from, or resulting as a consequence of the Transactions. If the Buyer does not deliver the Purchase Price Certificate to the Seller within sixty (60) days after the Closing Date, the Purchase Price specified in the Estimated Purchase Price Certificate will be presumed to be true and complete in all respects and will be final and binding on the parties.
 (c) Seller’s Right to Dispute.  If the Seller delivers written notice (the “Disputed Items Notice”) to the Buyer within sixty (60) days after receipt by the Seller of the Purchase Price Certificate stating that the Seller objects to any items in the Purchase Price Certificate (the “Disputed Items”), the Buyer and the Seller will attempt in good faith to resolve and finally determine and agree upon the Disputed Items as promptly as practicable.  If such Disputed Items are resolved after delivery of the Disputed Items Notice, the Purchase Price Certificate, and calculations reflected therein, with such changes as are agreed in writing by the Buyer and the Seller, shall be final and binding on the parties. Any amount, determination or calculation contained in the Purchase Price Certificate and not disputed in a timely Disputed Items Notice will be presumed to be true and complete in all respects and will be final and binding on the parties.  If the Seller does not deliver the Disputed Items Notice to the Buyer within sixty (60) days after receipt by the Seller of the Purchase Price Certificate, the Purchase Price specified in the Purchase Price Certificate will be presumed to be true and complete in all respects and will be final and binding on the parties.
 (d) Arbitration of Disputes.  If the Buyer and the Seller are unable to agree upon the Disputed Items within thirty (30) days after delivery of the Disputed Items Notice, then, within forty-five (45) days after the delivery of the Disputed Items Notice, the Buyer and the Seller will jointly engage an independent, nationally recognized accounting firm reasonably acceptable to each of them (the “Independent Accounting Firm”) to resolve the Disputed Items.  The Independent Accounting Firm shall (i) address only the Disputed Items set forth in the Disputed Items Notice, (ii) provide each of the Buyer and the Seller with the same opportunity to present their respective positions and submit materials regarding their proposed amounts for the Disputed Items to the Independent Accounting Firm, including if requested by either the Buyer or the Seller, at least one opportunity to advocate for their respective positions in person before the Independent Accounting Firm, (iii) base its determination for each of the Disputed Items solely on the submissions of the parties and the relevant definitions contained herein, and (iv) use the same accounting methods, practices, policies and principles (including classification and estimation methodologies) used by the Seller to prepare the Financial Statements referenced in Section 2.7 (to the extent applicable and, in all cases, subject to the definitions herein (which such definitions shall control)). The Independent Accounting Firm may not assign a value to any particular item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party, in each case as presented to the Independent Accounting Firm, and must resolve the matter in accordance with the terms and provisions of this Agreement. There shall be no ex parte communication between the Independent Accounting Firm and any of the Buyer or the Seller or any of their respective Affiliates or Representatives, except for ministerial matters or other non-substantive communications or in the event a party declines, after reasonable notice, to participate in a communication involving the Independent Accounting Firm and such Person. All communications to the Independent Accounting Firm (including documentation or other evidence submitted to the Independent Accounting Firm) by or on behalf of a party shall be provided simultaneously by or on behalf of such party to the other party.  All communications by the Independent Accounting Firm (including all requests for information or questions by the Independent Accounting Firm) to a party or its Representatives shall also be delivered simultaneously by the Independent Accounting Firm to the other party and its designated Representatives. The Independent Accounting Firm shall deliver to the Buyer and the Seller, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of any Disputed Items determined in accordance with the terms of this Agreement.  Absent manifest error, the determination of the Independent Accounting Firm shall be final, binding and non-appealable.  The fees, costs and expenses of the Independent Accounting Firm shall be allocated between the Buyer, on the one hand, and the Seller on the other hand, based upon the percentage which the portion of the disputes not awarded to each party bears to the amount actually contested by such party, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.  For example, if the Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by the Buyer and set forth in the Purchase Price Certificate and if the Independent Accounting Firm ultimately resolves the dispute by awarding to the Seller $300 of the $1,000 contested adjustments, then the fees, costs and expenses of the Independent Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to the Buyer and 70% (i.e., 700 ÷ 1,000) to the Seller.  All other fees and expenses incurred by the Buyer, the Seller or the Company in connection with the preparation, review or negotiation of the Purchase Price Certificate shall be borne by the party incurring such fees and expenses.

 (e) Payment.  Within five (5) Business Days after the Purchase Price is finally determined, either (i) the Buyer shall pay or cause to be paid to the Seller an aggregate amount equal to the excess, if any, of the Final Purchase Price over the Estimated Purchase Price or (ii) the Seller shall pay or cause to be paid to the Buyer an aggregate amount equal to the excess, if any, of the Estimated Purchase Price over the Final Purchase Price, as applicable, in each case by wire transfer of immediately available funds to an account designated by the Seller or the Buyer, as applicable, within three (3) Business Days after the Purchase Price is finally determined.
 (f) Access to Information.  The Seller and its accountants, lawyers and other Representatives will be given reasonable access at all reasonable times to (and shall be allowed to make copies of) the books and records of the Buyer and the Company, to any personnel of, and work papers prepared by, the Buyer and the Company, and to such historical financial information of the Company, in each case to the extent related to the preparation of the Purchase Price Certificate or any dispute relating thereto, as the Seller or its Representatives may reasonably request in connection with the determination of the Final Purchase Price or any dispute relating thereto.

 (g) Sample Calculation.  A sample Closing Net Working Capital calculation is attached hereto as Schedule 1.5(g), which the parties acknowledge and agree is for illustrative purposes only.
 (h) Tax Withholding.  The Buyer shall be entitled to deduct and withhold from the Purchase Price or any other amounts payable to the Seller hereunder, any amounts required to be deducted and withheld under the Code or any provisions of applicable U.S. state, local or non-U.S. Tax Law.  The Buyer shall notify the Seller of any amounts it intends to withhold under this Section 1.5(h) with respect to any payment payable to the Seller under this Agreement at least three (3) Business Days prior to the Closing Date unless such withholding is on account of the failure of the Seller to provide the form set forth in Section 6.1(g).  The Buyer shall timely pay any amounts deducted and withheld to the applicable Governmental Authority.  Any amounts so deducted and withheld and paid by the Buyer to the relevant Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Seller.
ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
Except as set forth in the schedules (the “Schedules”) to this Agreement delivered by the Seller, the Seller hereby represents and warrants to the Buyer:
2.1   Organization, Power and Standing.  The Company is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited liability company power to own, lease and operate its properties and to carry on its business as it is now conducted.
2.2   Subsidiaries.  The Company does not have any Subsidiaries or otherwise own, or have any interest in any shares or other ownership interest in, any Person.
2.3   Foreign Qualifications; Organizational Documents.  Schedule 2.3 sets forth a true and complete list of all jurisdictions in which the Company is currently qualified to do business as a foreign entity.  There are no other jurisdictions in which the Company must qualify to do business as a foreign entity, except for any jurisdiction(s) in which the failure to so qualify, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.  True and complete copies of the organizational documents of the Company have been made available to the Buyer.
2.4   Due Authorization; Validity and Enforceability.  The Company has all necessary limited liability company power and authority to execute and deliver and to carry out the terms of this Agreement and the Transaction Documents to which it is a party and to consummate the Transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite limited liability company action on the part of the Company and this Agreement and each Transaction Document to which the Company is or will be a party has been duly executed and delivered by the Company and constitutes or will constitute the valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and by general principles of equity (collectively, the “Remedies Exception”).

2.5   No-Conflict; Required Consents and Approvals.  Except as set forth on Schedule 2.5(a), the execution, delivery and performance of this Agreement and the Transaction Documents to which the Company is a party do not and will not result in any violation of, be in conflict with or constitute a default under (i) the organizational documents of the Company, (ii) any Material Contract, (iii) any Authorization, or (iv) any Law, except in the case of clauses (ii)–(iv) for such violations, conflicts or defaults that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth on Schedule 2.5(b) and except for any applicable filings and approvals under the HSR Act, no consent, Order, approval, authorization, declaration or filing with or from any Governmental Authority or any party to a Material Contract is required on the part of the Company for or in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions by the Company, except for those which, if not obtained, would not reasonably be expected to be, individually or in the aggregate, material to the Company.
2.6   Capitalization.
 (a) The Interests constitute all of the outstanding equity interests of the Company. The Seller owns, beneficially and of record, all of the Interests of the Company, free and clear of all Liens (other than transfer restrictions that exist under applicable securities Laws), and all of the Interests are duly authorized and validly issued.  None of the Interests were issued in violation of any agreement, arrangement or commitment to which the Seller or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.  There are no outstanding options, warrants, convertible or exchangeable securities or other rights that would obligate the Company to issue any additional equity interests.
 (b) The Seller has the right, power and authority to transfer all of the Interests to the Buyer, free and clear of all Liens (other than transfer restrictions that exist under applicable securities Laws).  There are no agreements to which the Seller is a party relating to the disposition, voting or registration of any of the Interests.  There are no Persons with any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of equity interests of the Company, and there are no outstanding stock appreciation, phantom stock or profit participation rights with respect to the equity interests of the Company.  Upon consummation of the Transactions, the Seller will have delivered to the Buyer and Buyer shall own all of the Interests, free and clear of all Liens (other than transfer restrictions that exist under applicable securities Laws).
2.7   Financial Statements.  The Company has made available to the Buyer true and complete copies of the unaudited balance sheet of the Company as at March 2, 2019 (the “Reference Date”) and as at December 28, 2019 and unaudited statements of income and cash flows of the Company for the fiscal year ended on the Reference Date and the ten (10) month period ended on December 28, 2019 (the “Financial Statements”). The Financial Statements have been prepared in good faith based on the books and records of the Company and on a consistent basis throughout the periods involved. The Company maintains a standard system of accounting established and administered in a reasonable and consistent manner.

2.8   Absence of Certain Changes.  Except as contemplated by the Transactions or as set forth on Schedule 2.8, since the Reference Date through the date of this Agreement: (a) the Company has conducted its businesses in the ordinary course of business; (b) the Company has not taken any action which, if taken after the date hereof, would require the consent of the Buyer under Section 5.2(b); and (c) there has not been any Company Material Adverse Effect.
2.9   Material Contracts.  Schedule 2.9 sets forth, as of the date of this Agreement, a true and complete list of all of the following Contracts to which the Company is a party (excluding purchase orders or service orders arising in the ordinary course of business):
 (a) Contracts (other than Leases) with respect to which the Company (i) has made or received payments of more than $250,000 within the 12-month period ended on September 28, 2019 or (ii) expects to make or receive payments of more than $250,000 within the 12-month period beginning on September 29, 2019;
 (b) Contracts in respect of any Closing Indebtedness;
 (c) Contracts that contain covenants that limit the freedom of the Company to engage in any line of business or to compete with any Person, whether within a certain geographic area or otherwise;
 (d) employment, change of control or severance agreements with any Business Employees or managers of the Company (excluding agreements with any Business Employees or managers of the Company setting forth an employment-at-will relationship without liability to the Company upon termination thereof or any agreement required under applicable Law);
 (e) Contracts with any labor union or association relating to Business Employees or collective bargaining agreements;
 (f) Contracts with any Material Vendor;
 (g) Contracts that relate to the disposition or acquisition of any operating business (whether by merger, sale of stock, sale of assets, consolidation or otherwise) or a material amount of equity or assets of any other Person (whether by merger, sale of stock, sale of assets, consolidation or otherwise), in each case, which the Company has been a party to since January 1, 2017 or under which the Company has any material continuing obligations after the Closing;
 (h) strategic alliance, partnership or joint venture Contracts;

 (i) Contracts that contain an “exclusivity” or similar provision or that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;
 (j) Contracts (other than the organizational documents of the Company and its predecessors) that provide for the indemnification by the Company of any officer, director, manager or employee of the Company or the assumption of any Tax, environmental or other liability of any Person;
 (k) Leases or other Contracts under which the Company is the lessee of any real or personal property owned by any other party, for which the annual rental or other payments exceeds $150,000;
 (l) Contracts with independent contractors or consultants (or similar arrangements) that are not cancellable without penalty or without more than ninety (90) days’ notice;
 (m) Contracts with any Governmental Authority;
 (n) Contracts between or among the Company, on the one hand, and the Seller or any Affiliate of the Seller (other than the Company) on the other hand;
 (o) Contracts under which any other Person has provided a guarantee of any Indebtedness of the Company;
 (p) Contracts that provide any customer of the Company with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to the other customer(s) of the Company, including Contracts containing “most favored nation” provisions;
 (q) settlement, conciliation or similar agreements entered by any Governmental Authority whereby the Company is under an obligation to perform activities, refrain from activities, perform services to a certain standard and/or pay money after the date of this Agreement; and
 (r) Contracts, including licenses, sublicenses and development collaboration or research agreements (whether inbound, outbound, or otherwise), relating to any rights with respect to any material Business Intellectual Property, other than “off the shelf software”.
All of the foregoing Contracts and the Leases and the IP Contracts are sometimes collectively referred to herein as the “Material Contracts.”  The Company has made available to the Buyer true and complete copies of all written Material Contracts (or a written description of the material terms of any Material Contract that is not written) including all amendments thereto.  With respect to the Material Contracts: (i) each Material Contract is in full force and effect with respect to the Company and, to the Knowledge of the Company, each other party thereto; (ii) each Material Contract is valid and enforceable against the Company and, to the Knowledge of the Company, each other party thereto, except in each case as enforceability may be limited by the Remedies Exceptions; (iii) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in breach or default under any Material Contract; (iv) no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute such a breach or default by the Company or, to the Knowledge of the Company, any other party thereto, or would permit termination, modification or acceleration of any Material Contract or constitute a similar event permitting the termination of the Company’s rights under any such Material Contract, except in the case of clauses (iii) and (iv) for any breaches or defaults which could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; and (v) the Company has not delivered or received any written claim of default or breach by any other party under, or dispute in writing regarding the material terms of, any Material Contract in any such case with respect to this clause (v), which has not been resolved or remains ongoing.

2.10   Real Property.
 (a) The Company does not own any real property.
 (b) Schedule 2.10(b)(i) lists: the street address of each parcel of leased real property (the “Leased Real Property”), and a list, as of the date of this Agreement, of all leases for each parcel of leased real property (collectively, “Leases”), including the identification of the lessee and lessor thereunder. The Company has valid leasehold interests in the Leased Real Property free and clear of any Liens other than Permitted Liens, except where the failure to have such valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as set forth on Schedule 2.10(b)(ii), the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property.  Except as set forth on Schedule 2.10(b)(iii), the Company has not received any written notice of any pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of its Leased Real Property (excluding any such proceeding that could not reasonably be expected to materially impair its current use of such Leased Real Property).  The Company has complied in all material respects with all Laws applicable to the operation of its Leased Real Property, except where the failure to comply could not reasonably be expected to materially impair its current use of such Leased Real Property.
2.11   Personal Property.  The Company has good title to or a valid leasehold, license or other similar interest in its material tangible personal property referenced in the balance sheet contained in the most recent Financial Statements or acquired after the date of the most recent Financial Statements, free and clear of all Liens, except for Permitted Liens, other than (a) as limited by the Remedies Exception, or (b) for such personal property that has been sold or otherwise disposed of since the date of the most recent Financial Statements in the ordinary course of business.  The tangible personal property of the Company is in adequate condition to conduct the business of the Company in all material respects as the same is conducted on the date of this Agreement, normal wear, tear and maintenance excepted.
2.12   Intellectual Property.
 (a) As used herein “Intellectual Property” means all: (i) patents and applications therefor; (ii) trademarks, service marks, trade names, trade dress, trade styles, domain names and other identifiers of source or goodwill, together with the goodwill associated therewith, and all registrations and applications for registration thereof; (iii) copyrights, and registrations and applications for registration thereof; and (iv) trade secrets, know-how, rights in software, data and databases, supplier and customer lists, and other proprietary or confidential information.  As used herein, “Company Intellectual Property” means all Intellectual Property owned by the Company.

 (b) Schedule 2.12(b) contains a true and complete list of all registered or applied for Intellectual Property included in the Company Intellectual Property.  The Company has made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Company Intellectual Property. The Company is the exclusive owner of all Company Intellectual Property, free and clear of any Liens other than Permitted Liens.  The Company owns or has the valid licensed right to use all Intellectual Property used or held for use in the operation of its business as currently conducted (the “Business Intellectual Property”).  The Company has taken reasonable steps to maintain the confidentiality of the trade secrets and other confidential information or otherwise protect and enforce its rights in all Business Intellectual Property.  The consummation of the Transactions shall not impair, in any material respect, the Company’s rights to own or use the Business Intellectual Property.
 (c) Schedule 2.12(c) contains a true and complete list of all domain names of which the Company is the registrant.
 (d) Schedule 2.12(d) contains a true and complete list of (collectively, “IP Contracts”): (i) all material licenses granted by the Company to any third party with respect to any Company Intellectual Property, excluding products and technology non-exclusively licensed by the Company to others in the ordinary course of business; and (ii) all material Intellectual Property licenses or rights to use granted by any third party to the Company, excluding “off-the-shelf”, “shrink wrap”, or “click-thru” licenses of commercially available products and technology licensed to the Company.
 (e) To the Knowledge of the Company, (i) the Company is not violating, infringing or misappropriating any Intellectual Property of any other Person, and (ii) no third party is violating, infringing or misappropriating any Company Intellectual Property in a manner that is or is reasonably expected to be material to the Company.  Since January 1, 2017, the Company has not received any written notice from any Person claiming any violation, infringement or misappropriation by the Company of another Person’s Intellectual Property rights.  No written claims are pending against the Company by any Person regarding the use or ownership of any Company Intellectual Property, or challenging or questioning the validity or enforceability of any Company Intellectual Property, or requesting indemnification from any Person with regard to the use of the Company Intellectual Property by such Person.
 (f) The Company, and to the Knowledge of the Company, any third party acting on its behalf, is in material compliance with (i) all applicable data protection or privacy laws governing the processing, dissemination, collection, storage, modification or use of Personal Information and (ii) any privacy policies or related policies and all contractual obligations (including PCI-DSS) that concern the Company’s processing, dissemination, collection, storage, modifications or use of Personal Information.  The Company has not received any written notice of any alleged breach or violation of, or non-compliance with any data protection or privacy laws, or has received any warning letters, untitled letters, written notice of potential enforcement proceedings or similar correspondence or written notice from any Governmental Authority. Except as set forth on Schedule 2.12(f), since January 1, 2017,  no Person has gained any unauthorized access to, engaged in unauthorized processing, disclosure, use, or loss of, or accidentally or unlawfully destroyed, lost or altered (i) any Personal Information held by the Company or any third party on its behalf; or (ii) any databases, computers, servers, storage media (e.g., backup tapes), network devices, or other devices or systems that processes or stores Personal Information held or maintained by the Company or any third party its behalf. Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the Transactions, would reasonably be expected to impair, in any material respect, the Company’s rights to process, disseminate, collect, store, modify and use all such Personal Information.  As used herein, “Personal Information” means personally identifiable information and any other information with respect to which the information can be used to identify, contact, or locate an individual, including (a) individually identifiable health information and protected health information, (b) any data and information relating to an identified or identifiable natural person (including “personal data” as defined under the GDPR), (c) financial account numbers, including payment card information, (d) social security numbers, and/or (e) any information that may be subject to data protection or privacy laws.

(g) The Company owns or has valid rights to use (by license or lease) all information technology systems, networks, computers, equipment, software and databases (the “Company IT Systems”) used or held for use by the Company in the operation of its business, and the Company IT Systems are sufficient, including bandwidth, scalability and information storage and processing, for the current need of its business. The Company has taken commercially reasonable actions to ensure the protection, integrity and security of the Company IT Systems, and all information stored, processed or transmitted thereby, from any material unauthorized interruption, access, use or modification by third parties, including employing firewalls, virus and other malicious or disabling code detection and removal programs, and back-up, disaster recovery and business continuity programs. There has been no material failure of the Company IT Systems during the twelve (12)-month period ending on the date hereof that caused a material disruption or interruption in the Company’s operations or services.
2.13   Vendors.
 (a) Schedule 2.13(a) sets forth a true and complete list of the top ten (10) vendors of the Company measured by dollar amount of purchases of vendor product or services by the Company for the 12-month period ended on September 28, 2019 (“Material Vendors”).
 (b) Since January 1, 2018, no Material Vendor has notified the Company in writing or, to the Knowledge of the Company, orally that such Material Vendor will terminate or otherwise adversely modify its business relationship with the Company (excluding contracts that expire in accordance with their terms), and there is no dispute with any Material Vendor that remains ongoing.
2.14   Compliance with Laws.  Since January 1, 2017, the Company has complied, and is currently complying, in all material respects with all applicable Laws.  The Company does not have any material ongoing reporting or monetary obligations pursuant to any settlement agreement entered into with any Governmental Authority.  Since January 1, 2017, the Company has not received written notice of any violation or noncompliance with any applicable Law.  Since January 1, 2017, the Company has not made any voluntary self-disclosure to any Governmental Authority in relation to the conduct of its business.

2.15   Licenses and Permits.  The Company has obtained all Authorizations that are necessary for the lawful use and operation of its properties and conduct of its business, a true and complete list of which is set forth on Schedule 2.15, such Authorizations are in full force and effect and the Company is in compliance in all material respects with such Authorizations.  There are no Proceedings pending or, to the Knowledge of the Company, threatened, which could reasonably be expected to result in the cancellation, suspension, revocation, invalidation or modification of any such Authorization held by the Company.  The Company has not been informed in writing or, to the Knowledge of the Company, orally by the applicable Governmental Authority that any such Authorization will be cancelled, suspended, revoked, invalidated, modified or will not be renewable upon expiration.
2.16   Taxes.
 (a) (i) All material Tax Returns required to have been filed by the Company have been duly filed on a timely basis; (ii) all such Tax Returns were true and complete in all material respects; (iii) all material Taxes owed by the Company at any time prior to the Closing have been paid or will be timely paid prior to the Closing; (iv) the Company (A) is not the subject of any current or pending audit, examination, assessment, deficiency or other claim or administrative or judicial proceeding with respect to any Taxes, and no such audit, examination, assessment, deficiency, claim or proceeding has been proposed in writing, (B) has not extended any applicable statute of limitations regarding the assessment or collection of any Tax other than a statute of limitations that has since expired, and (C) is not a party to, is not otherwise bound by or does not have any obligation under, any Tax Sharing Agreement; and (v) all material Taxes which the Company has been required to withhold or collect for payment have been duly withheld and collected and timely paid to the proper Governmental Authority.
 (b) The Company has not received written notice from a Governmental Authority in any jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation in that jurisdiction.
 (c) The Company, for U.S. federal and all applicable state and local Income Tax purposes, (i) has not elected to be treated as an association taxable as a corporation and (ii) is, and has been at all times since its formation, a disregarded entity directly owned 100% by the Seller.
 (d) Since the Company’s formation, (i) the Company has not had any Subsidiaries, (ii) no Person has merged with or into, liquidated into or transferred any assets on a tax-free or tax-deferred basis (in whole or in part) to the Company and (iii) the Company does not have an actual or potential liability for any Tax of any other Person (A) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (B) as a transferee or successor or otherwise by operation of Law, or (C) by Contract (excluding any Commercial Tax Agreement).

 (e) The Company will not be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any Post-Closing Tax Period, as a result of (i) any change in method of accounting with respect to any Pre-Closing Tax Period under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), (ii) any closing agreement under Section 7121 of the Code, or any similar provision of any applicable Law, entered into prior to Closing or (iii) any installment sale, open transaction or intercompany transaction occurring prior to Closing.
 (f) The Company has not engaged in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
 (g) The Seller is a “United States person” as that term is defined in Section 7701(a)(30) of the Code.
 (h) There are no Liens for Taxes upon any of the assets or properties of the Company other than Permitted Liens.
 (i) No asset of the Company is tax-exempt use property within the meaning of Section 168(h) of the Code.
 (j) No asset of the Company directly or indirectly secures any indebtedness, the interest of which is tax-exempt under Section 103(a) of the Code, and the Company is not directly or indirectly an obligor or a guarantor with respect to any such indebtedness.
 (k) The Company is not and has never been (i) subject to any entity level Income Tax under the Laws of any jurisdiction or (ii) a member of any affiliated, consolidated, combined, unitary or similar group for any Tax purpose; provided, however, items of income, gain, loss, deduction or credit of the Company have been included in the Income Tax Returns of affiliated, consolidated, combined, unitary or similar groups of which Seller is the common parent.
 (l) The Company has been filing sales and use Tax Returns in each jurisdiction listed on Schedule 2.16(l) since the dates specified on Schedule 2.16(l).
2.17   Litigation.  Except as set forth on Schedule 2.17, there is no suit, action, legal or administrative proceeding, claim, bid protest, arbitration or other method of settling disputes or disagreements or governmental investigation, by, against, or before any Governmental Authority or non-governmental court, department, commission, board, bureau, agency or other instrumentality (the “Proceedings” and each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened by or against the Company, or to the Knowledge of the Company, against any managers or officers of the Company, in their capacity as such. The Company is not subject to any outstanding Order.
2.18   Employees.
 (a) Schedule 2.18(a) sets forth a true and complete list of all Business Employees, which list is current as of January 31, 2020, together with each Business Employee’s position, location, base compensation, bonus or incentive opportunity, date of hire, employment status and classification as exempt or non-exempt.  None of the Business Employees are employed at or regularly reside at a location outside the United States.

 (b) The Business Employees are not represented by any union, works council or similar organization, and to the Knowledge of the Company, there is no labor strike, slowdown, grievance, unfair labor practice charge or other collective bargaining dispute, stoppage or organizational effort pending or threatened against the Company.  Since January 1, 2017, there has been no organizational effort made, and the Company has not received any written or, to the Knowledge of the Company, oral notice threatening any such organizational effort by or on behalf of any labor union, works council or similar organization with respect to the Business Employees.
 (c) With respect to any Business Employees and former employees of the Company, the Seller and the Company have been and are in material compliance with all applicable Laws respecting employment, labor and employment practices, including all Laws respecting terms and conditions of employment, worker, health and safety, wages and hours, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations and family and medical leave.
2.19   ERISA; Compensation; Benefit Plans.
 (a) Schedule 2.19(a) sets forth a true and complete list of each material Benefit Plan and separately identifies each Company Plan.  With respect to each Company Plan, the following have been made available to the Buyer: (i) the current plan documents; (ii) the most recent summary plan description; (iii) the most recent U.S. Internal Revenue Service determination letter or other governmental determination that such Benefit Plan is tax-qualified in the applicable jurisdiction; and (iv) with respect to each Company Plan, the most recent Form 5500 filings applicable to such Company Plan and/or, as applicable, any annual reports required to be filed with a Governmental Authority in a non-U.S. jurisdiction with respect to such Company Plan, in each case, together with all schedules thereto.
 (b) Except as set forth on Schedule 2.19(b), since January 1, 2017: (i) with respect to the Business Employees, each Benefit Plan has been administered in accordance with its terms and all Laws in all material respects; (ii) no non-exempt prohibited transaction (within the meaning of Section 4975(c) of the Code or Section 406 of ERISA) has occurred with respect to any Benefit Plan for which the Company would have any material liability; (iii) no audits by any Governmental Authority are pending or, to the Knowledge of the Company, threatened with respect to any Benefit Plan relating to the Business Employees; (iv) with respect to each Benefit Plan, the Seller, its Affiliates and/or the Company have made or accrued all material contributions and payments required by the terms of such Benefit Plan or applicable Laws with respect to the Business Employees; and (v) there is no pending, or, to the Knowledge of the Company, threatened, action, suit, proceeding or claim relating to any Benefit Plan by any of the Business Employees (other than routine claims for benefits).
 (c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code utilizes a prototype form of plan document and the prototype plan sponsor has received a favorable opinion or advisory letter from the Internal Revenue Service upon which the Company may rely as to its qualified status and each trust related thereto is tax exempt, and, to the Knowledge of the Company, no fact exists indicating that any such determination letter and trust exempt status would be adversely affected, revoked or not issued or reissued.

 (d) Except as set forth on Schedule 2.19(d), no Benefit Plan is maintained or contributed to that constitutes, and Seller does not sponsor or maintain and is not required to contribute to any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, that is, and the Company does not have any material liability under or with respect to any plan that is or was: (i) a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA, Part 3 of Title I of ERISA or Section 412 of the Code or (iii) any “multiple employer plan” as defined in ERISA or the Code.  Except as set forth on Schedule 2.19(d), no Benefit Plan provides and the Company does not have any material liability to provide post-termination or post-retirement health or life insurance or other welfare benefits to any Business Employees beyond those required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law or other than pursuant to an employment agreement. The Company has no material liability (whether or not assessed) under Section 4980D or 4980H of the Code.  The Company has no material liability by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
 (e) With respect to any Business Employees, the consummation of the Transactions (either alone or in conjunction with any other event) will not: (i) accelerate the time of payment or vesting of any material benefits under any Benefit Plan; (ii) materially increase the amount of compensation or benefits due to any individual under any Benefit Plan; (iii) result in the acceleration of or materially increase the funding obligation of the Company under any Benefit Plan; (iv) result in the payment or provision of any material amount or material benefit that would reasonably be expected not to be deductible by reason of Section 280G of the Code; or (v) result in the payment or provision of any material amount or material benefit that would reasonably be expected to constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.
 (f) The Company has no obligation to “gross-up” or otherwise indemnify any Business Employee for the imposition of the excise Tax under Section 4999 of the Code or under Section 409A of the Code.
 (g) Except as set forth on Schedule 2.19(g), neither the Buyer nor any of its Affiliates will, on or following the Closing, have any material Liability under or with respect to any Benefit Plan that is not a Company Plan.
2.20   Environmental Laws.  Except as set forth on Schedule 2.20:
 (a) The Company and its facilities and operations are in compliance in all material respects with all applicable Environmental Laws.
 (b) The Company has obtained all Authorizations required under applicable Environmental Laws in connection with the operations of the Company, and the Company and the operations of the Company are in material compliance with the terms and conditions of such required Authorizations.

 (c) There are no pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company.
 (d) To the Knowledge of the Company, (i) there are no underground storage tanks, asbestos containing materials or polychlorinated biphenyls (PCBs) located on any Leased Real Property in quantities or conditions that would reasonably be expected to result in material liability to the Company under any Environmental Laws and (ii) all such Leased Real Property is free of Hazardous Substances that could reasonably be expected to require investigation or remediation by the Company under Environmental Law.
 (e) The Company has not entered into any consent decree or other written agreement with any Governmental Authority in settlement of any Environmental Claim since January 1, 2017 or that remains outstanding or unresolved.
2.21   Insurance.  Schedule 2.21(a) sets forth a true and complete list as of the date hereof of all insurance policies or programs of self-insurance maintained by the Seller or its Affiliates (including the Company) with respect to the assets, properties, employees, managers, officers or business of the Company (the “Insurance Policies”) and the types of risk covered under the Insurance Policies.  A copy of the loss runs under each Insurance Policy with respect to claims made by the Company since January 1, 2017 has been made available to the Buyer. The Company complies in all material respects with the terms of such Insurance Policies.  Such Insurance Policies are in full force and effect and are valid and binding in accordance with their terms.  Except as disclosed on Schedule 2.21(b), as of the date of this Agreement, there are no claims pending under any such Insurance Policy in respect of the Company as to which the respective insurers have questioned, denied or disputed coverage.  All premiums due to date under such Insurance Policies have been paid and the Company is not in default in any material respect under any such Insurance Policy.  No (i) written notice of cancellation or termination, (ii) written notice with respect to any refusal of coverage or (iii) written notice that any issuer of such policy or binder has filed for protection under applicable bankruptcy or insolvency laws or is otherwise in the process of liquidating or has been liquidated has been received by the Company with respect to any of the Insurance Policies.  To the Knowledge of the Company, there are no existing circumstances in consequence of which the Insurance Policies are or would reasonably be expected to become void or voidable (including any failure by or on behalf of the Company to make full disclosure to the relevant insurers), and, to the Knowledge of the Company, there are no other existing circumstances by reason of which the Company would reasonably be expected to not be entitled to recover against the Insurance Policies for circumstances purported to be covered thereby or the applicable insurers otherwise may not be liable for the risks purported to be covered by the Insurance Policies (including any assignment of the policy, any lack of insurable interest or any failure to notify such insurers of a claim in accordance with policy terms).
2.22   No Material Undisclosed Liabilities.  Except as disclosed on Schedule 2.22, the Company has no liability, obligation, or commitment of any nature whatsoever, asserted or unasserted, known or unknown, accrued or unaccrued, matured or unmatured, contingent or otherwise (each a “Liability”), that is required by GAAP to be reflected or reserved against on the financial statements of the Company, other than (a) Liabilities that were incurred in the ordinary course of business consistent with past practice since the Reference Date; (b) future performance obligations in the ordinary course of business under (x) Material Contracts or (y) other Contracts to which the Company is a party that do not constitute Material Contracts due to the amount involved in such contracts (in each case, none of which relates to a breach thereof or violation of Law); (c) Liabilities that will be included in the computation of Company Cash, Closing Net Working Capital, Closing Indebtedness or the Purchase Price; (d) the Seller’s Expenses; and (e) Liabilities that are accrued in the Financial Statements.

2.23   Affiliate Transactions.  Except for the organizational documents of the Company, employment relationships and the payment of compensation and benefits in the ordinary course of business, the Seller’s Expenses, and except as otherwise disclosed on Schedule 2.23, (a) the Company is not a party to any agreement or contract with any employee, manager, officer or Affiliate of the Company (a “Related Party”), (b) no Related Party owns any material property, tangible or intangible, which is used by the Company to conduct its business, and (c) no Related Party owes any money to, or is owed any money by, the Company (excluding advances for business expenses to employees in the ordinary course of business and customer agreements in the ordinary course of business). After giving effect to the Closing, the Company will not have any Liabilities arising from (i) the ownership and/or operation of the assets, or of any business, of the Seller or its Affiliates or any Proceedings against the Seller or its Affiliates or (ii) any indemnity or guaranty by the Company of any Liability of the Seller or its Affiliates other than as expressly provided in this Agreement.
2.24   Brokers.  Except as set forth on Schedule 2.24, the Company has no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions.
2.25   Unlawful Payments.  Since January 1, 2017, neither the Company nor, to the Knowledge of the Company, any Person acting on behalf of the Company has: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other expenses related to political activity; (b) made any unlawful payments to foreign or domestic government officials from corporate funds; (c) established or maintained any unlawful or unrecorded fund or corporate monies or other assets; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or similar payment.
2.26   Accounts Receivable.  All of the accounts receivable of the Company reflected on the most recent Financial Statements and generated since the date thereof have arisen from bona fide transactions in the ordinary course of business consistent with past practice and are not subject to any loan agreements or other financing contracts entered into by the Company and providing for the sale, factoring, pledge or other transfer of such accounts receivable by the Company to any other Person.  No counterclaims or offsetting claims or defenses to collection of such receivables that are in excess of $100,000 in the aggregate as of the date hereof are pending or, to the Knowledge of the Company, threatened.  Except as set forth on Schedule 2.26, no such receivables are subject to rights of setoff or counterclaim other than as reflected in the Financial Statements or as may hereafter arise under the terms of any Contract. The reserves for doubtful accounts included in the Financial Statements are adequate, based on sound business judgment and in accordance with past practices of the Company.

2.27   Absence of Outstanding Indebtedness.  After giving effect to the Closing, the Company will not have any Indebtedness or Liabilities arising from the Indebtedness of the Seller or any of its Affiliates.
2.28   Bank Accounts and Safe Deposit Boxes.  Schedule 2.28 lists the title of each bank account of the Company and the bank at which that account is maintained and the names of the Persons authorized to draw against the account or otherwise have access to it.  Schedule 2.28 also contains the same information for each safe deposit box leased by the Company.
2.29   Condition and Sufficiency of Assets.  Except as set forth on Schedule 2.29, the furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property that the Company owns or leases are free from material defects, have been maintained in all material respects in accordance with customary industry practice, are in good operating condition and repair in all material respects, and are suitable for the purposes for which they are used (in each case, subject to normal wear and tear and continuing maintenance requirements).  The furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, constitute all of the tangible rights, property and assets reasonably necessary to conduct the business of the Company in all material respects in substantially the manner currently conducted.  No asset of the Company is currently escheatable or payable to any Governmental Authority under any applicable escheatment or unclaimed property Laws.
2.30   No Other Representations and Warranties.  Except for the representations and warranties contained in this Article II and in Article III, none of the Company, the Seller or any other Person has made, and none of the Company, the Seller or any other Person makes, any other express or implied representation or warranty, either written or oral, on behalf of the Company or the Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to (or otherwise acquired by) the Buyer or its Representatives or as to the future or historic financial condition, results of operations, prospects, assets or liabilities of the Company, or any representation or warranty arising from statute or otherwise in Law, and the Buyer expressly disclaims any reliance on any such express or implied representations or warranties.
ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER
Except as set forth in the Schedules to this Agreement delivered by the Seller, the Seller hereby represents and warrants to the Buyer as follows:
3.1   Organization, Power and Authority, Standing.  The Seller is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now conducted.

3.2   No Conflict.  Except as set forth on Schedule 3.2, the execution, delivery and performance of this Agreement and the Transaction Documents to which the Seller is a party by the Seller does not and will not result in any violation of, be in conflict with or constitute a default under (a) the organizational documents of the Seller, (b) any Law, or (c) any contract to which the Seller is a party or by which the Seller is bound, except in the case of clauses (b) and (c), for such violations, conflicts or defaults that could not reasonably be expected to materially delay or materially impair the Seller’s ability to consummate the Transactions.
3.3   Consents and Approvals.  Except as set forth on Schedule 3.3 and except for applicable filings and approvals under the HSR Act, no consent, Order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Seller for the execution, delivery and performance of this Agreement or any Transaction Document to which Seller is a party or for the consummation of the Transactions, except for such consents, Orders, approvals, authorizations, declarations or filings that would not reasonably be expected to materially delay or materially impact the Seller’s ability to consummate the Transactions.
3.4   Validity and Enforceability.  The Seller has all necessary corporate power and authority to execute and deliver and to carry out the terms of this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller of this Agreement and each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on the part of the Seller, and this Agreement and each Transaction Document to which the Seller is or will be a party has been duly executed and delivered by the Seller and constitutes, or will constitute, the valid, legal and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by the Remedies Exception.
3.5   Brokers.  Except as set forth on Schedule 3.5, the Seller has no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions.
3.6   No Litigation.  There is no Proceeding pending or, to the knowledge of the Seller, threatened against the Seller that challenges the validity of this Agreement or the Transaction Documents contemplated hereby or that could reasonably be expected to materially impair the Seller’s ability to consummate the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER
The Buyer represents and warrants to the Company and the Seller as follows:
4.1   Organization, Power and Standing.  The Buyer is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now conducted.

4.2   No Conflict.  The execution, delivery and performance of this Agreement and the Transaction Documents to which the Buyer is a party by the Buyer does not and will not result in any violation of, be in conflict with or constitute a default under (a) the organizational documents of the Buyer, (b) any Law, or (c) any Contract to which the Buyer is a party or by which the Buyer is bound, except in the case of clauses (b) and (c), for such violations, conflicts or defaults that would not reasonably be expected to materially delay or materially impair the Buyer’s ability to consummate the Transactions.
4.3   Consents and Approvals.  Except as set forth on Schedule 4.3 and except for applicable filings and approvals under the HSR Act, no consent, Order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Buyer for the execution, delivery and performance of this Agreement or any Transaction Document to which Buyer is a party or for the consummation of the Transactions, except for such consents, Orders, approvals, authorizations, declarations or filings that would not reasonably be expected to materially delay or materially impact the Buyer’s ability to consummate the Transactions.
4.4  Validity and Enforceability.  The Buyer has all necessary corporate power and authority to execute and deliver and to carry out the terms of this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each Transaction Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on the part of the Buyer and this Agreement and each Transaction Document to which the Buyer is or will be a party has been duly executed and delivered by the Buyer and constitutes, or will constitute, the valid, legal and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as limited by the Remedies Exception.
4.5   Brokers.  Except as set forth on Schedule 4.5, there is no obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions as a result of any agreement of the Buyer.
4.6   Financing. The Buyer has, and will have at the Closing, the financial capability and sufficient cash on hand or other sources of immediately available funds necessary to pay in full the Purchase Price and any other amounts required to be paid in connection with the consummation of the Transactions, and there is no restriction on the use of such funds for such purposes.  The Buyer represents and warrants that its obligations under this Agreement and the other Transaction Documents are not contingent upon or conditioned in any manner on obtaining any financing or the receipt or availability of any funds.
4.7   No Litigation.  There is no Proceeding pending or, to the knowledge of the Buyer, threatened against the Buyer that challenges the validity of this Agreement or the Transaction Documents or that would reasonably be expected to materially impair the Buyer’s ability to consummate the Transactions.
4.8   Solvency.  Assuming the accuracy of the representations and warranties in Article II and Article III, after giving effect to the Transactions and the payment of all amounts required to be paid in connection with the Transactions and the payment of all related fees and expenses, the Buyer and the Company will be Solvent as of the Closing Date.  For the purposes of this Agreement, the term “Solvent” when used with respect to the Buyer or the Company, as applicable, shall mean that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date and determined on a going-concern basis, exceed (i) the sum of all “liabilities of such Person, including contingent and other liabilities” as of such date and determined in accordance with applicable Law and GAAP, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, as determined in accordance with applicable Law and GAAP, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.9   Investment Representations.
 (a) The Interests are being acquired by the Buyer solely for the Buyer’s own account, for investment purposes only and with no present intention of distributing, selling or otherwise disposing of them in connection with a distribution in violation of the Securities Act of 1933.
 (b) The Buyer has such knowledge and experience in financial and business matters that the Buyer is capable of evaluating the merits and risks of the proposed investment in the Interests.
 (c) The Buyer understands that the Interests may not be sold, transferred or otherwise disposed of by it without registration under the Securities Act of 1933, and any applicable state securities Laws, or an exemption therefrom, and that in the absence of an effective registration statement covering such Interests or an available exemption from registration, such Interests may be required to be held indefinitely.
4.10   No Other Agreements.  Except for the agreements expressly contemplated hereby (including those set forth on Schedule 4.10 hereto), none of the Buyer or any of its Affiliates has any other agreements, arrangements or understandings with any manager, director, officer, employee or Affiliate of the Company in respect of the Transactions or otherwise.
4.11   Independent Investigation.  The Buyer is a sophisticated purchaser and acknowledges and agrees that it has conducted its own independent investigation, review and analysis of, and based thereon has formed an independent judgment concerning, the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company.  The Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, the Buyer has relied solely upon its own investigation and the express representations and warranties set forth in Article II and Article III of this Agreement, and (b) none of the Seller, the Company or any other Person has made or is making any other express or implied representation or warranty, either written or oral, as to the Seller, the Company,  any Affiliate of the Seller or the Company or this Agreement, except as expressly set forth in Article II and Article III of this Agreement.  Except as expressly set forth in Article II and Article III of this Agreement and in the case of Fraud, the Buyer disclaims reliance upon any statements made by the Seller, the Company or their respective directors, officers, managers, employees, agents or Representatives regarding the Company or the business of the Company. The Buyer acknowledges and agrees that it will acquire the Company without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except for the representations and warranties contained in Article II and Article III.

4.12   No Other Representations and Warranties.  Except for the representations and warranties contained in this Article IV, neither the Buyer nor any other Person has made, and neither the Buyer nor any other Person makes, any other express or implied representation or warranty, either written or oral, on behalf of the Buyer, including any representation or warranty as to the accuracy or completeness of any information regarding the Buyer furnished or made available to (or otherwise acquired by) the Seller, the Company, or its Representatives or as to the future or historic financial condition, results of operations, prospects, assets or liabilities of the Buyer, or any representation or warranty arising from statute or otherwise in Law, and the Seller and the Company expressly disclaim any reliance on any such express or implied representations and warranties.
ARTICLE V
COVENANTS
5.1   Access to Information; Confidentiality.
 (a) If reasonably requested in writing by the Buyer, from the date of this Agreement until the Closing Date or the earlier termination of this Agreement pursuant to Article VIII, the Company shall permit the Buyer and its Representatives reasonable access, upon reasonable prior written notice and during normal business hours, to the properties, books and records, contracts and agreements of the Company; provided, that, any such access shall at all times be managed by and conducted through those Representatives of the Seller identified in writing by the Seller, shall not include any intrusive environmental investigation, sampling or testing and shall be subject to such additional limitations as the Seller may reasonably require to prevent disclosure of the Transactions, the disruption of the business of the Company, the disclosure of any confidential or legally privileged information, competitive harm to the Seller, the Company and their respective businesses if the Transactions are not consummated and/or the disclosure or use of any personal information other than in compliance with applicable privacy Laws.  No investigation by the Buyer or other information received by the Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Seller in this Agreement or affect the right to indemnification, compensation or other remedy based upon the representations, warranties, covenants or obligations contained in this Agreement (or any certificate or document delivered pursuant hereto).  Prior to the Closing, without the prior written consent of the Seller, which may be withheld for any reason, neither the Buyer nor its Affiliates shall contact or communicate with any vendors, customers or any other Person with a business relationship with the Company concerning the Transactions.  The foregoing shall not be deemed to restrict communications in the ordinary course of business wholly unrelated to the Transactions.

 (b) From the date of this Agreement until the Closing Date, the confidentiality agreement between the Parent and the Seller, dated August 6, 2019 (the “Confidentiality Agreement”), shall remain in full force and effect and the parties thereto and their respective Affiliates and Representatives shall continue to comply with the provisions thereof.  All information furnished or made available to the Buyer, the Seller, or their respective Affiliates and/or Representatives pursuant to Section 5.1(a) shall be subject to such Confidentiality Agreement.  The parties hereto agree that, effective immediately following the Closing, the Confidentiality Agreement shall be terminated and of no further force and effect.
 (c) For a period of four (4) years following the Closing Date, the Seller shall, and shall cause its Subsidiaries and direct its Representatives to, hold in confidence and not use for any purpose, any and all information, whether written or oral, concerning the Company, except to the extent that such information (i) is generally available to or known by the public through no fault of the Seller, any of its Subsidiaries or their respective Representatives; (ii) is acquired by the Seller, any of its Subsidiaries or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (iii) is independently developed by the Seller or any of its Subsidiaries or their respective Representatives without use of the applicable information.  If the Seller or any of its Subsidiaries or their respective Representatives are compelled, upon the advice of counsel, to disclose any such information by judicial or administrative process or by other requirements or requests of Law, stock exchange rule or regulation, deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar legal process, to the extent legally permissible, the Seller shall promptly notify the Buyer in writing and shall disclose only that portion of such information that the Seller is advised by its counsel is legally required to be disclosed; provided that, the Seller shall, at the Buyer’s expense, use commercially reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded such information and, if requested by the Buyer and at the Buyer’s expense, cooperate with the Buyer to obtain an appropriate protective order prior to such disclosure.  The foregoing restrictions in this Section 5.1(c) shall not prohibit any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Document or the Transactions. To the extent provided for in any confidentiality agreement between the Seller and any Person in connection with a possible transaction involving the Company (other than the Confidentiality Agreement), the Seller shall promptly (and in any event within five (5) Business Days after the date hereof) request that the counterparty return or destroy any confidential information that is subject to the terms of such agreement. To the extent such counterparty does not acknowledge or reply to such request to return or destroy such confidential information within five (5) Business Days following the Seller’s request, the Seller shall send a follow-up e-mail to such counterparty requesting confirmation that the confidential information was returned or destroyed.
5.2   Conduct of Business.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement pursuant to Article VIII, except as set forth on Schedule 5.2, as otherwise required by this Agreement or any Law or as consented to in writing by the Buyer (which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that if the Buyer does not provide a written response (including by e-mail) to the Company’s or the Seller’s request to take any action described in Section 5.2 within five (5) Business Days of the Company’s or the Seller’s written request (including by e-mail) to take such action, such action will be deemed to have been approved by the Buyer), (a) the Company shall, and the Seller shall cause the Company to, maintain its legal existence and conduct its business in all material respects in the ordinary course of business consistent with past practice, and (b) the Company shall not, and the Seller shall not permit the Company to:

(i)         effect any change to the organizational documents of the Company;

(ii)   acquire, lease, license or dispose of, or agree to acquire, lease, license or dispose of, any material properties or assets, except in the ordinary course of business;

(iii)   acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof other than the acquisition of assets in the ordinary course of business;

(iv)   sell, assign or transfer, or agree to sell, assign or transfer, any assets or properties with a fair market or book value in excess of $25,000 in a transaction or a series of related transactions, or in excess of $50,000 in the aggregate, or mortgage, pledge, impose or subject, or agree to mortgage, pledge, impose or subject, any of its properties or assets to any Lien, other than Permitted Liens;

(v)   issue, authorize, deliver, grant or transfer, pledge or sell, any equity securities of, or any options, warrants, convertible or exchangeable securities or other rights to acquire equity securities of, the Company;

(vi)   adopt a plan or agreement of liquidation, dissolution, restructuring or other reorganization;

(vii)   enter into, amend or terminate any labor or collective bargaining agreement covering any Business Employee;

(viii)   modify or amend in any material respect or cancel or terminate any Material Contract, other than any termination or renewal of any Material Contract in accordance with the terms thereof that occurs automatically without any act by the Company;

(ix)   enter into any Contract that would constitute a Material Contract;

(x)   make any material change in its accounting practices, other than any change required by GAAP or applicable Law;

(xi)  amend any material Tax Return, make, modify or revoke any material election in respect of Taxes, change any material method of Tax accounting, enter into any material closing agreement or settlement of any material claim or assessment in respect of Taxes, or extend or waive the limitation period applicable to any material claim or assessment in respect of Taxes, other than, in each case, any election or other action made or taken with respect to any Combined Tax Return;

(xii)  hire, promote or terminate (other than, in the case of termination, terminations for cause) any Business Employee with annual compensation in excess of $100,000 or, other than in the ordinary course of business, any other Business Employee;

(xiii)  grant any bonus or award, accelerate the vesting or payment of or make any increase in the compensation or benefits of any Business Employee, other than salary raises and other changes in compensation in the ordinary course of business consistent with past practice, or as required by the written terms of any existing employment agreement or other Benefit Plan;

(xiv)  with respect to any Business Employee, create or adopt any new Company Plan or make any material change to or amend or terminate any existing Company Plan, other than in the ordinary course of business consistent with past practice or as may be required by any applicable Law;

(xv)  make any loan or advances to (or forgive any loan or advances to) any Person, other than in the ordinary course of business;

(xvi)  cancel, satisfy or discharge any debts or claims or amend, terminate or waive any rights of value, other than in the ordinary course of business or as expressly set forth in the Financial Statements;

(xvii)  fail to pay when due any Liabilities, except in the ordinary course of business consistent with past practice or with respect to any such Liabilities being contested in good faith, or as expressly set forth in the Financial Statements;

(xviii)  incur or assume any Indebtedness or issue any debt securities or assume, grant, guarantee, or endorse or make any other accommodation arrangement making the Company responsible for the obligations of any other Person (other than which would be Closing Indebtedness), or make any loans, advances, capital contributions or investments in or to any other Person (other than the advancement of business expenses to Business Employees in the ordinary course of business);

(xix)  make any declaration, set aside, establish a record date for, or pay any dividends or other distributions or payments, except with respect to tax distributions, in respect of any of its equity interests (whether payable in cash, stock, property or a combination thereof or otherwise) or which are completed prior to the Closing;

(xx)  make any capital expenditures unless (A) paid in full prior to the Closing or (B) in an amount not in excess of $50,000 per expenditure or $250,000 in the aggregate;

(xxi)   split, combine, redeem, reclassify or otherwise acquire, directly or indirectly, any equity securities of the Company, or make any changes in the capital structure of the Company;

(xxii)   form any Subsidiary;

(xxiii)   pay, discharge, settle, compromise or otherwise resolve any Proceeding involving aggregate payments, for all such matters, in excess of $250,000, unless for monetary damages only and fully paid prior to the Closing; or

(xxiv)   agree to do any of the foregoing or take any action or make any omission that would reasonably be expected to result in any of the foregoing.

Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement will give the Buyer, directly or indirectly, rights to control or direct the business or operations of the Company prior to the Closing. Prior to the Closing, the Company will exercise, consistent with the terms and conditions of this Agreement, control of its business and operations.
5.3   Exclusivity.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement pursuant to Article VIII, the Seller and the Company shall not, and shall not authorize or permit any of their respective Affiliates or authorized Representatives to, directly or indirectly, (i) solicit, encourage, initiate, continue, or facilitate any inquiries or competing offers regarding an Acquisition Proposal, (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Immediately following the execution of this Agreement, the Seller and the Company shall, and shall direct each of their respective Affiliates and Representatives to, terminate any existing discussions or negotiations with any Persons, other than the Buyer (and its Affiliates and Representatives), concerning any Acquisition Proposal and to terminate all physical and electronic data room access previously granted to any Persons other than the Seller, the Buyer and their respective Affiliates and Representatives in connection with any Acquisition Proposal.  “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Buyer or any of its Affiliates) concerning (x) an acquisition, merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company, (y) the issuance or acquisition of equity interests of the Company, or (z) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.  From the date of this Agreement until the Closing Date or earlier termination of this Agreement pursuant to Article VIII, neither the Seller nor the Company will sell or otherwise transfer, or grant any option to purchase, any of the Interests to a third party.

     5.4   Third Party Consents and Governmental Approvals.

 (a) From the date of this Agreement until the Closing Date or the earlier termination of this Agreement pursuant to Article VIII:
(i)   The Buyer and the Seller shall cooperate and use commercially reasonable efforts to give all third-party notices and obtain all third-party consents that are listed on Schedule 5.4 as promptly as practicable; provided, that, the Buyer shall be responsible for all reasonable and documented third-party costs and expenses associated therewith.

(ii)   Each party shall cooperate and use commercially reasonable efforts (A) to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the Transactions; (B) to submit promptly any additional information requested by any such Governmental Authority; and (C) to obtain any required consent, clearance, expiration or termination of a waiting period, authorization, order or approval of, or any exemption by, any Governmental Authority with respect to the Transactions.  Without limiting the generality of the foregoing, the Buyer and the Seller shall, within five (5) Business Days following the date of execution of this Agreement, make or cause to be made any and all required filings under the HSR Act (and will request early termination of the waiting period required under the HSR Act).  The parties agree to cooperate and respond as promptly as practicable to inquiries or requests for information received from the Federal Trade Commission, Department of Justice or any other Governmental Authority in connection with any such filings.  Each of the Buyer and the Seller shall (1) give the other party prompt notice of the commencement of any Proceeding under the Antitrust Laws by or before any Governmental Authority with respect to the Transactions, (2) keep the other party informed as to the status of any such Proceeding, and (3) promptly inform the other party of any communication to or from any Governmental Authority regarding the Transactions.  The Buyer and the Seller will consult and reasonably cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Proceeding under the Antitrust Laws relating to the Transactions.  In addition, except as may be prohibited by any Governmental Authority or by any Law and except as may be reasonably required by a party to protect such party’s confidential information, in connection with any Proceeding under the Antitrust Laws relating to the Transactions, each of the Buyer and the Seller will permit authorized Representatives of the other party to be present at each meeting or conference with a Governmental Authority relating to any such Proceeding and to be consulted in advance in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such Proceeding. Subject to the Confidentiality Agreement and Section 5.1(b), to the extent not prohibited by applicable Law, the Seller or the Buyer (as applicable) shall furnish to the other party copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Authority or other Person with respect to the Transactions contemplated by this Agreement, and furnish the Seller or the Buyer (as applicable) with such necessary information and reasonable assistance as such party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. The Buyer and the Seller, as each deems advisable and necessary, may reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel only.” Such designated materials, and the information contained therein, shall be given only to the outside legal counsel of the recipient involved in the Transactions contemplated by this Agreement and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Buyer or the Seller, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege concerns.  Except to the extent included in the definition of Seller’s Expenses hereunder, the Buyer will be responsible for the payment of all filing fees associated with the filings contemplated by this Section 5.4(a)(ii) and any other costs and expenses associated therewith.  In addition, if any action or proceeding is instituted (or threatened) challenging the Transactions as violating any Law or if any decree, order, judgment or injunction is entered, enforced or attempted to be entered or enforced by any Governmental Authority that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, the Buyer and its Affiliates and the Seller and its Affiliates shall use commercially reasonable efforts to contest and defend any such action or proceeding to avoid entry of, or have vacated, lifted, reversed, repealed, rescinded or terminated, any order that prohibits, prevents or restricts consummation of the Transactions.

 (b) Until such date that the waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated or the earlier termination of this Agreement pursuant to Article VIII, the Buyer will not, and will not permit any of its Affiliates to, enter into or consummate any acquisition of any Person or business with at least 75% of its prior financial year revenues derived from personalized gifts or similar products if the intent or reasonably anticipated consequence of such acquisition would be to prohibit, impair or materially delay the parties from obtaining any approval or consent required by this Agreement.
 (c) If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, the Seller shall, subsequent to the Closing, reasonably cooperate with the Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.
5.5   Further Assurances.  Subject to the terms and conditions of this Agreement, each of the parties agrees to, without further consideration, use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper, advisable and requested by a party hereto to evidence, effectuate and consummate the Transactions, including (a) contesting any actions relating to the Transactions, and (b) executing and delivering any documents, certificates, instruments or other papers that are reasonably necessary to consummate the Transactions.
5.6   Restrictive Covenants.
 (a) Non-Solicit.  For a period of two (2) years following the Closing Date, the Seller will not, and will cause its Subsidiaries not to, directly or indirectly, (a) hire or employ, or solicit the employment of, any of the individuals listed on Schedule 5.6(a)(i) (each, a “Non-Solicit Person”) or (b) induce or attempt to induce any Non-Solicit Person to terminate such Person’s employment with the Company or the Buyer.  Notwithstanding the foregoing, nothing in this Section 5.6 shall restrict or prohibit the Seller or any of its Affiliates from: (i) soliciting employees generally in public advertisements, postings on internal or external websites or by engaging search firms that are not instructed specifically to solicit any Non-Solicit Person, or from hiring or employing any Non-Solicit Person that is not set forth on Schedule 5.6(a)(ii) who responds to any such generalized search or solicitation; or (ii) taking any action with respect to a Non-Solicit Person whose employment with the Company has been terminated by the Company at least six (6) months prior to any such action, and the Seller shall not be in breach of this Section 5.6 for hiring or employing, or taking any other action with respect to, any Non-Solicit Person who has been terminated as provided under clause (ii).

 (b) Non-Compete.  For a period of four (4) years following the Closing Date, the Seller shall not, and shall not permit any of its Subsidiaries or controlled Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an ownership interest in any Person that engages in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member or principal; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company; provided, that the foregoing restrictions shall not restrict or prohibit the Seller or any of its Subsidiaries from any of the following:
(i)   acquiring (by asset purchase, stock purchase, merger, consolidation or otherwise), directly or indirectly, the stock, business or assets of any Person that at the time of such acquisition is engaged in, or owns any interest in or controls, manages, or operates any Person that is engaged in, the Restricted Business and continuing to engage in the business thereof in a manner and on a scale substantially consistent with the conduct of such business immediately prior to the acquisition of such business, so long as (A) the annual gross revenues of such business or Person attributable to the Restricted Business does not exceed 15% of the gross revenues of such business or Person (based on the latest annual financial statements of such business or Person) or (B) the gross revenue of such business or Person derived from the Restricted Business does not exceed $15 million, in each case, for the most recent fiscal year of such business or Person (each, a “Non-Restricted Business Threshold”). If the Non-Restricted Business Threshold is exceeded, then the Seller shall (or shall cause its applicable Subsidiary to):

(x)  within thirty (30) days following the consummation of the acquisition, offer to sell that portion of such business or Person that constitutes a Restricted Business to the Buyer to the extent required to comply with this Section 5.6(b)(i) on economic terms similar to those pursuant to which the Seller acquired such business or Person (an “Offer Notice”), and, if the Buyer delivers written notice to the Seller within thirty (30) days following receipt of an Offer Notice (the “Offer Period”) indicating its desire to acquire such portion of the business or Person, the Buyer and the Seller shall negotiate in good faith to enter into a definitive agreement on mutually acceptable terms as promptly as reasonably practicable, and

(y)  if the Buyer (1) delivers written notice to the Seller indicating that it does not desire to acquire such portion of the business or Person or (2) does not deliver written notice to the Seller within the Offer Period indicating its desire to acquire such portion of the business or Person, then, within nine (9) months of such date, cease such Restricted Business or divest such business or Person of that portion of such business that constitutes a Restricted Business, in each case, to the extent required to comply with this Section 5.6(b)(i);

(ii)  the acquisition, holding of investments or direct or indirect ownership of any voting stock, capital stock or other equity interest of any Person engaged in a Restricted Business, so long as such ownership interest represents not more than three percent (3%) of the aggregate voting power or outstanding capital stock or other equity interests of such Person; or

(iii)  as set forth on Schedule 5.6(b) hereto.

5.7   Tax Matters.
 (a) Cooperation on Tax Matters.  The Buyer, the Company and the Seller shall cooperate fully, to the extent reasonably requested by another party, in connection with the filing of Tax Returns, and any Tax Contest.  Such cooperation shall include the retention and (upon another party’s request) the provision of records and information which are reasonably relevant to any such Tax Returns or Tax Contest, the execution and delivery of powers of attorney (as are necessary to carry out the intent of Section 5.7(i)), and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Notwithstanding anything to the contrary in this Agreement, neither the Seller (or its Affiliates) nor the Buyer (or its Affiliates) shall be required at any time to provide to the other party any right to access or to review any Tax Return or Tax work papers of the Seller or the Buyer (as the case may be) or any Affiliate of the Seller or the Buyer (as the case may be) that are filed or prepared on an affiliated, consolidated, combined, unitary or similar basis for federal, state, local or foreign Tax purposes; provided that the Seller or the Buyer (as the case may be) shall provide any information solely with respect to the Company on a pro forma basis as reasonably requested by the other party in connection with the filing of any Tax Return or the conduct of any Tax Contest.
 (b) Tax Refunds.  The Seller shall be entitled to any refund of any Taxes that were previously indemnified by the Seller under Section 5.7, plus any interest actually received with respect thereto from the applicable Governmental Authority.  Any Tax refund received by the Buyer or the Company to which the Seller is entitled pursuant to the previous sentence, net of any applicable Taxes and any reasonable costs associated with obtaining such refund, shall be paid in cash to the Seller within fifteen (15) days after receipt by the Buyer or the Company.

 (c) Transfer Taxes.  All transfer, documentary, sales, use, stamp and registration Taxes imposed in respect of the transfer of the Interests pursuant to this Agreement, excluding, for the avoidance of doubt, any Income Taxes (such non-excluded taxes, “Transfer Taxes”), shall be paid 50% by Seller and 50% by the Buyer when due, and the Company will file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, the Buyer and the Seller will join in the execution of any such Tax Returns and other documentation.
 (d) Tax Sharing Agreements.  Other than this Agreement, all existing Tax Sharing Agreements between the Company (on the one hand) and the Seller and/or any Affiliate(s) of Seller (on the other hand) shall be terminated on or before the day prior to the Closing Date (as to the Company). After the day prior to the Closing Date, the Company and its Affiliates shall have no continuing liability or obligations under any such agreement.
 (e) Certain Tax Deductions.  Notwithstanding anything to the contrary in this Agreement, the Buyer hereby acknowledges and agrees that the Transaction Tax Deductions shall be for the sole benefit of the Seller and hereby agrees, unless otherwise required by applicable Law, (i) to prepare and file, and to cause its Affiliates to prepare and file, all Tax Returns consistent with the Seller’s entitlement to the benefit of the Transaction Tax Deductions and (ii) to not take, and to not permit its Affiliates to take, a position on any Tax Return or in any Tax Contest inconsistent with the Seller’s entitlement to the benefit of the Transaction Tax Deductions.
 (f) Tax Treatment.
(i)  The Seller and the Buyer agree that for U.S. federal and all applicable state or local Income Tax purposes, the acquisition of the Interests by the Buyer pursuant to Section 1.2 shall be treated as a sale of the assets of the Company by the Seller to the Buyer, and neither the Seller nor the Buyer nor any of their respective Affiliates shall take any position inconsistent therewith on any Income Tax Return, unless required by applicable Law.
(ii)  The Seller and the Buyer intend, for U.S. federal and any other applicable state and local Income Tax purposes, that with respect to any prepaid revenue or prepaid income of the Company as of the Closing Date, (x) the Buyer shall not recognize any income and the Seller and the Buyer shall treat the Buyer’s costs of performance associated with such revenue or income as additional purchase price for the acquisition of the Interests by the Buyer pursuant to Section 1.2, as such costs of performance are incurred (to be reported promptly to the Seller as such costs of performance are incurred) and (y) the Seller shall claim a deduction in an aggregate amount equal to such costs of performance, to be taken as such costs of performance are incurred.  By way of example (and for illustration purposes only), if, as of the Closing Date, the prepaid income of the Company is $1 million and in 2020 after the Closing Date the Company incurs $800,000 of costs of performance with respect to such prepaid income, the Buyer shall not recognize any income in respect of such prepaid income, the Seller and the Buyer shall treat the $800,000 as additional purchase price for the acquisition of the Interests by the Buyer and the Seller shall claim a deduction of $800,000 on its Combined Tax Returns.  Unless otherwise required by Law, none of the Buyer, the Seller or any of their Affiliates shall take any position inconsistent with the first sentence of this Section 5.7(f)(ii) on any Tax Return or for any other Tax purpose.

 (g) Purchase Price Allocation.  Within forty (40) days following the determination of the Final Purchase Price under Section 1.5, the Buyer shall prepare and deliver to the Seller a schedule allocating the Final Purchase Price (and the relevant liabilities of the Company treated as consideration for U.S. federal Income Tax purposes (the “Tax Liabilities”)) among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local and foreign Law, as appropriate) (the “Allocation”).  The Seller shall provide such information as the Buyer shall reasonably request for preparation of the Allocation.  The Seller shall have the right, for a period of forty (40) days after such delivery (the “Review Period”), to review such draft Allocation.  If the Seller notifies the Buyer that it objects to the draft Allocation, by delivering to the Buyer a written notice of its specific objections to the draft Allocation before the end of the Review Period (the “Objection Notice”), the Seller and the Buyer shall negotiate in good faith, for a period of thirty (30) days (or such longer period as the parties shall mutually agree), the resolution of such disputed items.  It is understood and agreed by the parties that if the Seller does not deliver the Objection Notice to the Buyer before the end of the Review Period, it shall be deemed to have agreed to the draft Allocation.  If the Seller has agreed in writing to the Buyer’s draft Allocation originally delivered to the Seller (or is deemed to have agreed to such Allocation under this Section 5.7(g)), or if the Seller has timely delivered the Objection Notice to the Buyer but the parties have resolved all of the disputed items with the Seller and the Buyer each having agreed in writing to the final Allocation, then, except in connection with any contest or settlement described in the last sentence of this Section 5.7(g), the Seller and the Buyer shall file, and each party shall cause its respective Affiliates to file, all Income Tax Returns (including IRS Form 8594) in a manner consistent with the final Allocation.  If the Seller and the Buyer do not agree on the Allocation (and are not deemed to have agreed to the initial Allocation under this Section 5.7(g)), then each party shall file, and shall permit its Affiliates to file, all Income Tax Returns (including IRS Form 8594) in any manner that it chooses regarding the allocation of the Final Purchase Price and the Tax Liabilities. If the parties have agreed to the Allocation and any Governmental Authority disputes the Allocation, the party receiving notice of the dispute shall promptly notify the other party hereto; provided, however, either party shall be entitled (in its complete discretion) to contest or to settle any Allocation issue with any Governmental Authority.
(h)    Tax Indemnity.

(i)  The Seller shall indemnify, defend and hold harmless each Buyer Indemnified Party from and against, without duplication, any Losses incurred by such Buyer Indemnified Party with respect to (A) any Taxes for which the Company is liable (1) with respect to any Pre-Closing Tax Period, (2) as a result of being a member of any affiliated, consolidated, combined, unitary or similar group at any time prior to the Closing, (3) as a transferee, successor or otherwise by operation of Law as a result of a merger, reorganization or other transaction occurring at any time prior to the Closing (including any Taxes of Predecessor), or (4) pursuant to any Contract entered into prior to the Closing (other than (I) a Commercial Tax Agreement or (II) a Contract entered into by the Buyer or any of its Affiliates (excluding the Company) with respect to which neither the Seller nor any of its Affiliates (including the Company) is a party), (B) any Transfer Taxes allocable to the Seller pursuant to Section 5.7(c) and (C) any breach of any representation or warranty set forth in Section 2.16 (which representations and warranties shall be read, for purposes of determining whether a breach occurred and the amount of any Losses resulting therefrom (1) without any qualification as to “materiality”, “Company Material Adverse Effect”, or words of similar import contained in any such representation or warranty and (2) as if such representations and warranties were made as of the Closing Date); provided that any Losses indemnifiable under this clause (C) shall be limited to Losses in respect of Taxes attributable to Pre-Closing Tax Periods except in the case of any breach of any representation or warranty in Section 2.16(a)(iv)(C), Section 2.16(c), Section 2.16(d)(i) or (ii), Section 2.16(e), Section 2.16(i) or Section 2.16(j), excluding, in each case, any Losses with respect to any Buyer Closing Date Taxes (the amounts specified in clauses (A)-(C), other than any Buyer Closing Date Taxes, “Indemnified Tax Losses”).

(ii)  The amount and timing of Seller’s indemnification obligations under this Section 5.7(h) shall be subject to the following:  (A) the Seller shall not be required to indemnify a Buyer Indemnified Party for the amount of any Taxes subject to indemnification under Section 5.7(h)(i) until there has been a Final Determination in respect of the matter giving rise to the indemnification claim at issue; provided that nothing in this clause (A) shall limit or delay (x) any payment obligation of Seller under Section 5.7(c) or Section 5.7(k), (y) any obligation of Seller to indemnify a Buyer Indemnified Party with respect to any Losses other than Taxes indemnifiable under Section 5.7(h)(i), including expenses of contesting a matter giving rise to an indemnification claim (whether or not successful) or (z) any obligation of the Seller to make payment in respect of Taxes (or to make a deposit or post collateral in respect of Taxes) before a Final Determination because such prepayment, deposit or collateral is required as a condition to challenging the matter giving rise to the indemnification claim at issue; (B) the Buyer shall provide the Seller with reasonable support (in appropriate detail as reasonably requested by the Seller) for the indemnification payment sought by the Buyer Indemnified Party; (C) the indemnity obligations set forth in this Section 5.7(h) shall survive until ninety (90) days following the expiration of the statute of limitations applicable to the underlying claim and collection thereof (the “Indemnification Claims Period”); provided that, in the event a claim has been asserted in writing by Buyer on or prior to the expiration of the applicable Indemnification Claims Period, and such claim is unresolved as of the expiration of the Indemnification Claims Period, then the right to indemnification with respect to such claim shall remain in effect until such matter has been finally determined; and (D) the amount payable by the Seller pursuant to this Section 5.7(h) shall be determined net of any proceeds under the R&W Policy that are actually recovered by the Buyer and its Affiliates in connection with the facts giving rise to any such right of indemnification hereunder and the Buyer shall in good faith first seek recovery under the R&W Policy to the extent available under the terms and provisions of the R&W Policy with respect to any Losses that otherwise would be payable by the Seller under this Section 5.7(h).  All indemnification payments made hereunder shall be treated by the parties and their Affiliates as an adjustment to the Purchase Price for all applicable Tax purposes, unless otherwise required by Law.

(iii)  The Buyer shall indemnify, defend and hold harmless each of the Seller and its Affiliates from and against, without duplication, any Losses incurred by the Seller or any of its Affiliates with respect to (A) any Transfer Taxes allocable to the Buyer pursuant to Section 5.7(c), and (B) any Buyer Closing Date Taxes.

 (i) Control of Tax Contests.
(i)  Except for any Tax Contest covered under Section 5.7(i)(ii) relating to 2016 Tax Periods or any Tax Contest relating to any Straddle Period Tax Return covered under Section 5.7(i)(iv), if notice of any Tax Contest relating to the Company that might give rise to a claim for indemnity pursuant to Section 5.7(h) is received by Seller or Buyer (or any of their Affiliates), the party that receives such notice shall notify the other party in writing of such Tax Contest within fifteen (15) days after receipt thereof; provided, that the failure of the Buyer to deliver any required notice shall not relieve the Seller of any of its obligations under this Section 5.7 except to the extent the Seller is actually and materially prejudiced by such failure.  With respect to any such Tax Contest, if the Seller notifies the Buyer that it wishes to assume control of the Tax Contest within fifteen (15) days of receipt of the notice of such Tax Contest, the Seller shall be entitled to control the conduct of such Tax Contest at Seller’s expense; provided, however, that with respect to any Tax Contest covered under this Section 5.7(i)(i), (A) the Buyer shall have the right to participate in such Tax Contest at its own expense, (B) Seller shall keep Buyer reasonably informed with respect to such Tax Contest, shall consult with Buyer in advance of making any material written submissions in respect of such Tax Contest and shall promptly provide Buyer with copies of any material correspondence with respect to such Tax Contest and (C) the Seller shall not settle, compromise and/or concede any portion of such Tax Contest without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.  For the avoidance of doubt, in the case of a Tax Contest with respect to any Combined Tax Return, the Seller shall have the sole right to participate in, control and resolve such Tax Contest.

(ii)  If notice of any Tax Contest relating to the Company (including Predecessor) for any 2016 Tax Period that might give rise to an indemnity claim under Section 5.7(h) is received by the Seller or Buyer (or any of their Affiliates), the party that receives such notice shall notify the other party in writing of such Tax Contest within fifteen (15) days after receipt thereof; provided, that the failure of Buyer to deliver any required notice shall not relieve the Seller of any of its obligations under this Section 5.7 except to the extent the Seller is actually and materially prejudiced by such failure. With respect to any such Tax Contest, the Seller shall (at Seller’s expense) have the right to control, and/or to designate a Person familiar with the tax issues of the Company (including Predecessor) relating to the 2016 Tax Period (the “Designated Tax Person”) to control, the conduct and resolution of such Tax Contest; provided, however, that, subject to the last sentence of this Section 5.7(i)(ii), (A) Seller shall keep Buyer reasonably informed with respect to such Tax Contest, shall consult with Buyer in advance of making any written material submissions in respect of such Tax Contest and shall promptly provide Buyer with copies of any material correspondence with respect to such Tax Contest and (B) the Seller (or the Designated Tax Person, as applicable) shall not settle, compromise and/or concede any portion of such Tax Contest that would affect the Buyer, without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the preceding sentence, if with respect to any Tax Contest described in this Section 5.7(i)(ii): (A) the 2016 Seller has the right to control such Tax Contest pursuant to the 2016 Acquisition Agreement and chooses to do so and (B) the 2016 Acquisition Agreement limits the Seller’s rights to notice or the receipt of information with respect to, or the Seller’s right to consent or withhold consent to any settlement of, such Tax Contest, Buyer’s rights under the preceding sentence with respect to such Tax Contest shall be correspondingly limited for so long as (and to the extent that) the Seller’s rights remain so limited.

(iii)  Except with respect to any Tax relating to any Straddle Period Tax Return covered under Section 5.7(i)(iv), if (x) the Seller shall decline to assume control of the conduct of a Tax Contest described in Section 5.7(i)(i) or (y) the Seller and the Designated Tax Person each shall decline to assume control of the conduct of a Tax Contest described in Section 5.7(i)(ii), then, in each case, the Buyer may (at Seller’s expense) assume the control of the conduct of such Tax Contest; provided that (A) the Seller (and/or the Designated Tax Person, as applicable) shall have the right to participate in such Tax Contest at its (or their) own expense and (B) the Buyer shall not settle, compromise and/or concede such Tax Contest without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv)  If any notice of any Tax Contest in respect of any Straddle Period that might give rise to an indemnity claim under Section 5.7(h) is received by Seller or Buyer (or any of their Affiliates), the party that receives such notice shall notify the other party in writing of such Tax Contest within fifteen (15) days after receipt thereof; provided, that the failure of the Buyer to deliver any required notice shall not relieve the Seller of any of its obligations under this Section 5.7 except to the extent the Seller is actually and materially prejudiced by such failure.  The Seller and the Buyer shall have joint control over any such Tax Contest at their own expense; provided, however, that, (A) each party shall keep the other party reasonably informed with respect to such Tax Contest, shall consult with the other party in advance of making any written submissions in respect of such Tax Contest and shall promptly provide the other party with copies of any material correspondence with respect to such Tax Contest and (B) neither party shall settle, compromise and/or concede any portion of such Tax Contest without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(v)  Any Tax Contest that is outstanding at the time of the Closing shall be governed by the provisions set forth in the applicable paragraph in this Section 5.7(i) (as if the Buyer had notified the Seller of such Tax Contest).

(j) Certain Other Tax Covenants Relating to the 2016 Tax Periods.  Without the prior written consent of the Seller (which may be withheld, conditioned or delayed in the Seller’s sole and absolute discretion), the Buyer and its Affiliates shall not, and the Buyer shall not permit any of Buyer’s Affiliates to, (A) file any amended Tax Returns of the Company (including Predecessor) for any 2016 Tax Period, unless required by applicable Law, (B) extend or waive the applicable statute of limitations with respect to Taxes of the Company (including Predecessor) for any 2016 Tax Period, (C) file any Tax Returns of the Company (including Predecessor) for any 2016 Tax Period or any ruling request with a Governmental Authority that relates to Taxes or Tax Returns of the Company (including Predecessor) for any 2016 Tax Period or (D) (i) initiate any voluntary disclosure agreement with any Governmental Authority with respect to any 2016 Tax Period or (ii)  initiate any other disclosure to or discussion with any Governmental Authority with respect to any 2016 Tax Period, which disclosure or discussion reasonably could be expected to adversely affect in any material respect the Seller’s indemnification obligations under Section 5.7(h) in respect of such 2016 Tax Period.
(k) Certain Tax Returns.
(i)  Income Tax Returns.  The Seller and its Affiliates (other than the Company) shall include in their applicable Income Tax Returns, all items of income, gain, loss, deduction and credit of the Company through and including the Closing Date (including with respect to the Sale of the Interests) and shall pay all Income Taxes related thereto.
(ii)  Non-Income Tax Returns.  The Buyer shall cause the Company to prepare and file with the applicable Governmental Authority all Non-Income Tax Returns of the Company for Pre-Closing Tax Periods that are due after the Closing Date and shall pay any Non-Income Taxes shown as due on such originally filed Non-Income Tax Return.  Such Tax Returns shall be prepared in a manner consistent with the past practice of the Company, unless required by Law, or as specifically contemplated by this Agreement.  The Buyer shall deliver to the Seller a copy of any such Tax Return filed with an applicable Governmental Authority promptly after filing such Tax Return.  If, after all originally filed Non-Income Tax Returns (including payroll Tax Returns) of the Company for Pre-Closing Tax Periods that are due after the Closing Date have been filed, the aggregate net amount of Non-Income Taxes (including payroll Taxes) included as a liability in the computation of the final Closing Net Working Capital exceeds the aggregate net amount of Non-Income Taxes (including payroll Taxes), other than any payroll Taxes borne by the Seller as Seller’s Expenses, that are paid after the Closing with respect to the Pre-Closing Tax Periods included in such originally filed Tax Returns, the Buyer shall pay such excess amount in cash to the Seller within fifteen (15) days after the last such Tax Return is filed (or, if later, after the final Closing Net Working Capital has been determined).  If, after all originally filed Non-Income Tax Returns (including payroll Tax Returns) of the Company for Pre-Closing Tax Periods that are due after the Closing Date have been filed, the aggregate net amount of Non-Income Taxes (including payroll Taxes) included as a liability in the computation of the final Closing Net Working Capital is less than the aggregate net amount of Non-Income Taxes (including payroll Taxes), other than any payroll Taxes borne by the Seller as Seller’s Expenses, that are paid after the Closing with respect to the Pre-Closing Tax Periods included in such originally filed Tax Returns, the Seller shall pay the deficiency in cash to the Buyer within fifteen (15) days after the last such Tax Return is filed (or, if later, after the final Closing Net Working Capital has been determined).

(iii)  Except to the extent provided in Section 5.7(j) with respect to any 2016 Tax Periods, or as otherwise required by Law, the Buyer and the Company shall not, and the Buyer shall not permit the Company to, amend any Tax Return for any Pre-Closing Tax Period that is not a 2016 Tax Period or extend the statute of limitations period in respect of any such Tax Return without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(l) Straddle Periods.  For all purposes of this Agreement, any Taxes in respect of any Straddle Period shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period (i) in the case of any ad valorem property taxes, by means of proration on a daily basis; and (ii) in the case of all other Taxes, based on an interim closing of the books at the end of the Closing Date; provided, that any Buyer Closing Date Taxes shall be allocated to the Post-Closing Tax Period.  In the case of clause (ii), exemptions, allowances or deductions that are allocated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion.
5.8   Directors’ and Officers’ Indemnification and Insurance.
(a) All rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of any Person who is now, or has been at any time prior to the Closing, an officer, director or manager of the Company, or serves or has served at any time prior to the Closing, as a director, officer, manager, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company (but for the avoidance of doubt, not the Seller or its Affiliates) (the “Indemnified Persons”) for their acts and omissions occurring at or prior to the Closing, as provided in the organizational documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements providing for indemnification of such Indemnified Persons as in effect on the date hereof and set forth on Schedule 2.9(j), will survive the Closing and will continue in full force and effect in accordance with their respective terms.  All such rights and entitlements shall be observed by the Buyer and the Company to the fullest extent available under Law for a period of six (6) years from the Closing Date, and any claim made requesting indemnification or advancement of expenses pursuant to such rights within such six (6) year period shall continue to be subject to this Section 5.8(a) and the rights provided under this Section 5.8 until disposition of such claim.  From the Closing Date until the sixth anniversary of the Closing Date, the Buyer shall cause the organizational documents of the Company to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, at or prior to the Closing Date, Indemnified Persons, than are presently set forth in the organizational documents of the Company, as in effect on the date hereof.

 (b) Prior to the Closing, the Company shall purchase a “tail” directors’ and officers’ liability insurance policy, for claims arising from facts or events that occurred on or before the Closing Date covering Persons who are currently covered by such insurance, including the Indemnified Persons, with the coverage limit set forth on Schedule 5.8(b) and for a premium not in excess of the amount set forth on Schedule 5.8(b), for a period of at least six (6) years after the Closing Date, the cost of which shall be borne by the Buyer (except to the extent included in the definition of Seller’s Expenses hereunder).
 (c) The provisions of this Section 5.8 are intended to be for the benefit of, and enforceable by, each Indemnified Person and such Indemnified Person’s estate, heirs and personal representatives, and nothing herein shall affect any indemnification rights that any Indemnified Person or such Indemnified Person’s estate, heirs or personal representatives may have under the organizational documents of the Company, any Law, any contract or otherwise. The obligations of the Buyer and the Company under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person, unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Person shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Persons to whom this Section 5.8 relates shall be third party beneficiaries of this Section 5.8).
 (d) The obligations of the Buyer under this Section 5.8 shall continue in full force and effect for a period commencing as of the Closing and ending on the six (6) year anniversary of the Closing Date; provided that, all rights to indemnification in respect of any claim for indemnification under this Section 5.8 asserted or made within such period shall continue until the final disposition of such claim.
 (e) In the event the Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 5.8.
5.9   Books and Records.
 (a) The Buyer agrees to, and shall cause the Company to, (i) hold all of the books and records of the Company existing and in the possession of the Company on the Closing Date and not to destroy or dispose of any such books and records for a period of six (6) years from the Closing Date, or such longer period as may be required under applicable Law and the relevant statute of limitations, and thereafter, if the Buyer or the Company proposes to destroy or dispose of any such books and records, to offer first in writing at least sixty (60) days prior to such proposed destruction or disposition to surrender them to the Seller, and (ii) afford the Seller and its accountants, lawyers and other Representatives at all reasonable times to have access to and to make copies, at the expense of the Seller, of such books and records and other information of the Company and to any personnel of the Company reasonably requested by such Persons, in each case, for any legitimate business purpose relating to the Seller’s ownership of the Company prior to the Closing, including the preparation of Tax Returns; provided, that the Buyer shall not be obligated to provide the Seller or its accountants, lawyers and other Representatives with access to any books or records or other information where such access would violate any Law (provided, further, that if any books and records or other information is withheld pursuant to the foregoing proviso, the Buyer shall inform the Seller as to the general nature of what is being withheld and use commercially reasonable efforts to communicate the applicable information in a way that would not violate applicable Law).

 (b)   The Seller agrees to (i) hold all of the books and records of the Seller that relate to the Company and its operations for periods prior to the Closing and not to destroy or dispose of any such books and records for a period of six (6) years from the Closing Date, or such longer period as may be required under applicable Law and the relevant statute of limitations, and thereafter, if the Seller proposes to destroy or dispose of any such books and records, to offer first in writing at least sixty (60) days prior to such proposed destruction or disposition to surrender them to the Buyer, and (ii) afford the Buyer and its accountants, lawyers and other Representatives at all reasonable times to have access to and to make copies, at the expense of the Buyer, of such books and records and other information of the Seller solely to the extent related to the Company and to any personnel of the Seller reasonably requested by such Persons, in each case, for any legitimate business purpose relating to the Company and its operations prior to the Closing, including the preparation of Tax Returns; provided, that, the Seller shall not be obligated to provide the Buyer or its accountants, lawyers and other Representatives with access to any books or records or other information where such access would violate any Law (provided, further, that if any books and records or other information is withheld pursuant to the foregoing proviso, the Seller shall inform the Buyer as to the general nature of what is being withheld and use commercially reasonable efforts to communicate the applicable information in a way that would not violate applicable Law).
5.10   Buyer Benefit Plans.
 (a) Effective as of the Closing, the Company shall continue the employment of all Business Employees. The Buyer covenants that for the period commencing on the Closing Date and ending on the date that is twelve (12) months following the Closing Date (or, if earlier, the date of termination of the applicable Business Employee), each Business Employee shall receive (i) an annual base rate of salary or wages and annual cash incentive opportunities with a target amount that in each case are at least equal to those in effect on the date of this Agreement, and (ii) employee benefits that are substantially comparable in the aggregate to those employee benefits provided by the Seller or its Affiliates to such Business Employees on the date of this Agreement, in each case except for a Business Employee who is a party to an employment agreement with the Company that is disclosed on the Schedules and in effect on the date hereof. With respect to any such employment agreements, following the Closing Date, the Buyer shall, or shall cause an Affiliate to, honor and discharge the obligations contained therein in accordance with their respective terms and conditions.

 (b) The Buyer shall, or shall cause its Affiliates to, give each Business Employee full credit for service with the Company or an applicable Affiliate prior to the Closing, including service with the Company, any Affiliate thereof, and any predecessor employers, for all purposes under each employee benefit plan, program, policy and arrangement of the Buyer or any Affiliate of the Buyer, including for purposes of vacation and severance to the extent permitted by such plans, programs, policies and arrangements, provided that, such service shall not be recognized to the extent such recognition would result in a duplication of benefits or compensation, or was not credited under the analogous Benefit Plan.
 (c) In the plan year in which the Closing occurs, the Buyer shall waive all waiting periods with respect to participation applicable to the Business Employees and their dependents under the Buyer’s medical benefit plans.
 (d) The Seller shall use commercially reasonable efforts to cause that, effective as of the Closing Date, the Business Employees shall be entitled to distribution from the 401(k) plan sponsored, maintained or contributed to by the Seller (the “Seller 401(k) Plan”), and the Buyer shall use its commercially reasonable efforts to cause the 401(k) plan sponsored, maintained or contributed to by the Company (the “Buyer 401(k) Plan”) to accept a “direct rollover” (as described in Section 401(a)(31) of the Code) to the Buyer 401(k) Plan. (excluding rollovers of outstanding loans).
 (e) From and after the Closing, the Company shall cease to be a participating employer in each Benefit Plan maintained by the Seller or any of its Affiliates and the Seller shall be responsible, and shall reimburse, indemnify and hold harmless Buyer, the Company and each of their respective Affiliates, for any and all Losses relating to the Christmas Tree Shops Employee Retirement Plan.
 (f) This Section 5.10 is solely for the benefit of the parties hereto and is not intended to confer upon any other Persons any rights or remedies (including third party beneficiary rights) hereunder. Nothing in this Agreement, express or implied, shall (i) limit the ability of the Buyer, Seller, or any of  their respective Affiliates from terminating the employment of any employee (including any Business Employee) or service of any Person at any time and for any or no reason; (ii) be construed to establish, amend or modify any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement; or (iii) limit the ability of the Buyer, Seller, or any of their respective Affiliates to amend, modify or terminate any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.
5.11   Other Arrangements.
 (a) From and after the date of this Agreement, the Buyer shall use commercially reasonable efforts to, and shall cooperate in good faith with the Seller to, (i) cause the Buyer or one of its Affiliates to be substituted for the Seller in each of the  agreements and arrangements listed on Schedule 5.11(a)(i) (the “Seller Agreements”), and (ii) cause the Seller to be fully and unconditionally released from any and all obligations under each of the Seller Agreements.  Until such time that the Buyer has effected such a substitution and release with respect to each of the Seller Agreements, the Buyer shall cause the Company to comply with all of its obligations thereunder and/or under any agreement listed on Schedule 5.11(a)(ii) (the “Intercompany Agreements”).  The Buyer and the Company shall jointly and severally indemnify and hold harmless the Seller and its Affiliates from any and all losses, liabilities, damages, claims, penalties, fines, Taxes and expenses (including reasonable attorneys’ fees and disbursements) (collectively, “Losses”) relating to the Seller Agreements or the Intercompany Agreements to the extent arising out of or relating to any act or omission of the Buyer or its Affiliates (including the Company) occurring from and after the Closing, including any Losses arising from a failure of the Company to comply with all of its obligations under any Intercompany Agreement from and after the Closing; provided, that the Buyer and the Company shall not be obligated to indemnify the Seller and its Affiliates for any Losses arising out of the consummation of the Transactions, including as a result of any anti-assignment, change of control, or other similar provision.  All costs and expenses incurred by the Buyer or the Company in connection with this Section 5.11 shall be borne exclusively by the Buyer. The Seller, effective as of immediately prior to the Closing, hereby consents to the assignment of that certain agreement set forth as Item 1 on Schedule 5.11(a)(ii) pursuant to Section 12 of such agreement as a result of the sale of a “Controlling Interest” (as defined therein) in the Company in connection with the Closing, and the Company hereby acknowledges and agrees to such assignment.

 (b) Following the execution of this Agreement and prior to the Closing the Seller shall deliver written notice to the counterparty under the agreement set forth on Schedule 5.11(b) (the “Shipping Agreement”) requesting that the Company continue to receive the Incentives under (and as defined in) the Shipping Agreement pursuant to the terms thereof.  For the avoidance of doubt, from and after the Closing Date, any and all costs and/or expenses incurred by the Seller or any of its Affiliates under the Shipping Agreement for or on behalf of or for the benefit of the Company shall be the sole responsibility of the Company and the Buyer.
 (c) If, for any reason, the Employee Bonus is not payable (other than as a result of its payment), then promptly upon becoming aware of that fact, the Buyer shall notify the Seller in writing that the Employee Bonus is not payable and shall pay to the Seller an amount equal to the Employee Bonus in cash by wire transfer of immediately available funds to a bank account designated by the Seller.
 (d) For a period of up to ninety (90) days following the Closing Date, the Seller shall reasonably cooperate with the Company to assist the Company, through the use of the Seller’s third party service provider, in calculating the amount of sales and use Taxes payable by the Company to state and local Governmental Authorities and filing any associated sales and use Tax Returns; provided, however, that (i) none of the Seller or any of its Affiliates have any Liability to the Buyer, the Company, any Governmental Authority or any other Person in respect of (A) such calculations or (B) the payment of any such Taxes for which Seller is not otherwise responsible under this Agreement, and (ii) the Buyer shall use commercially reasonable efforts to cause the Company to transition to an alternative provider of such services as promptly as reasonably practicable following the Closing Date.

 (e) The Buyer and the Seller shall cooperate, negotiate in good faith and use commercially reasonable efforts to agree on the form of the Commercial Selling Agreement between the Seller and the Company to be entered into on or prior to the Closing Date.
 (f) To the extent that, prior to the date that is thirty (30) days following the date of this Agreement, the Buyer delivers written notice to the Seller identifying certain specific services that were provided by the Seller to the Company immediately prior to the date of this Agreement that the Company requires to continue to operate the business substantially as conducted by the Seller prior to the date hereof, the parties shall cooperate, negotiate in good faith and use commercially reasonable efforts to enter into a mutually agreed transition services agreement pursuant to which the Seller will agree to provide such services to the Company at the Seller’s cost plus reimbursement of any expenses reasonably incurred by the Seller or any of its Affiliates in connection therewith for a period of up to sixty (60) days following the Closing; provided, however, that (i) if the Seller no longer has the resources or capabilities to provide any such service, the Seller may determine not to do so for any reason in its sole discretion, and (ii) the Buyer shall use commercially reasonable efforts to cause the Company to transition to the Buyer’s own resources or an alternative provider of such services as promptly as reasonably practicable following the Closing Date.
5.12   Termination of Affiliate Obligations.  On or before the Closing Date, except as set forth on Schedule 5.12 and except for liabilities relating to employment relationships and the payment of compensation and benefits in the ordinary course of business, all Contracts (other than this Agreement and any Transaction Documents), liabilities and obligations, between the Company, on the one hand, and any Affiliate of the Company (including the Seller), on the other hand, including any Indebtedness, shall be terminated in full without any continuing liability or obligation on the part of the Company following the Closing.
5.13   Notice of Certain Events.
 (a) From the date hereof until the Closing or earlier termination of this Agreement pursuant to Article VIII, the Seller shall promptly notify the Buyer in writing of:
(i)  any fact, circumstance, event or action the existence, occurrence or taking of which has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 6.1 to be satisfied;

(ii)  any written notice or other written communication (including by email) from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(iii)  any written notice or other written communication (including by email) from any Governmental Authority in connection with the Transactions; and

(iv)  any Proceedings commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Seller or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.17 or that relates to the consummation of the Transactions.

 (b) Buyer’s receipt of information pursuant to this Section 5.13 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Sellers in this Agreement and shall not be deemed to amend or supplement the Schedules.
5.14   R&W Policy.  The Buyer shall use reasonable best efforts to make the R&W Policy effective as of the Closing Date, including by paying or causing to be paid, when due, all costs and expenses related to the R&W Policy, including the total premium, underwriting costs, brokerage commission for the Buyer’s broker, any surplus lines, self-procurement, premium or similar tax and other fees and expenses of the R&W Policy (collectively, the “R&W Policy Costs”).  The R&W Policy Costs shall be paid by the Buyer (except to the extent included in the definition of Seller’s Expenses hereunder). The R&W Policy shall provide that (a) except in the case of Fraud by the Seller, the R&W Insurer shall waive and release any right of subrogation against the Seller and its Affiliates in connection with this Agreement, and (b) the Seller and its Affiliates are third party beneficiaries of such waiver. The Buyer shall, as soon as practicable after the Closing Date, deliver to the Seller a true, correct and complete copy of the fully executed R&W Policy. From and after the Closing Date, the Buyer shall not, and shall not permit the R&W Insurer to, amend, waive or otherwise modify or terminate the R&W Policy in any manner that would, or would reasonably be expected to, adversely impact the Seller without the prior written consent of the Seller.
5.15   Release.  Effective as of the Closing and thereafter, the Seller, on behalf of itself and its Affiliates, hereby fully and unconditionally releases and forever discharges the Company from and against any and all Liabilities and Proceedings, whether known or unknown, suspected or unsuspected, both at law and in equity, which the Seller or any of its Affiliates now has, would have or has ever had against the Company to the extent arising out of or related to any period prior to the Closing (including any Liabilities arising from the Indebtedness of the Seller or any of its Affiliates), in each case, excluding any and all Liabilities arising under this Agreement or any other Transaction Document.
ARTICLE VI
CONDITIONS TO CLOSING
6.1   Conditions Precedent to the Buyer’s Obligations.  The obligation of the Buyer to consummate the Transactions is subject to the fulfillment, or express written waiver by the Buyer, of the following conditions on or prior to the Closing Date:
  (a) Representations and Warranties True.  (i) Each of the representations and warranties of the Seller (A) concerning the Company contained in Sections 2.1 (Organization, Power and Standing), 2.4 (Due Authorization; Validity and Enforceability), 2.6 (Capitalization), and 2.24 (Brokers) (collectively, the “Company Fundamental Representations”) and (B) concerning the Seller contained in Sections 3.1 (Organization, Power and Authority, Standing), 3.4 (Validity and Enforceability) and 3.5 (Brokers) (collectively, the “Seller Fundamental Representations”), shall be true and correct in all respects, except for de minimis exceptions, on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) each of the representations and warranties of the Seller (A) concerning the Company contained in Article II other than the Company Fundamental Representations, and (B) concerning the Seller contained in Article III other than the Seller Fundamental Representations, shall be true and correct in all respects on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date) (determined in each case without regard to any materiality or Company Material Adverse Effect qualification contained in any representation and warranty), except where the failure of such representations and warranties to be true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

 (b) Covenants Performed.  The Company and the Seller shall have complied with and performed in all material respects, on or before the Closing Date, the obligations contained in this Agreement that by the terms hereof are required to be performed by such party on or before the Closing Date.
 (c) No Company Material Adverse Effect.  From the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
 (d) HSR Act.  The waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated.
 (e) No Injunction.  There shall not be any Order of any court of competent jurisdiction or applicable Governmental Authority restraining or invalidating the Transactions or any Law in effect prohibiting or making illegal the consummation of the Transactions.
 (f) Closing Deliverables.  The Seller shall have delivered to the Buyer:
(i)  the Estimated Purchase Price Certificate and other deliverables required by Section 1.5(a);

(ii)  each Transaction Document to which the Company or the Seller is a party, duly executed by the Company or the Seller or both, as applicable;

(iii)  a certificate signed by an authorized officer of the Seller certifying as to the matters set forth in Sections 6.1(a), 6.1(b) and 6.1(c); and

(iv)  resignations effective as of Closing, in a form reasonably satisfactory to Buyer, of any officers of the Company requested by the Buyer at least three (3) Business Days prior to Closing.

 (g) W-9.  The Seller shall have delivered to the Buyer an Internal Revenue Service Form W-9 duly executed by the Seller certifying that the Seller is a “United States person” (within the meaning of Section 7701(a)(30) of the Code) and is not subject to U.S. federal backup withholding.

 (h) Payoff Letters. The Company shall have delivered to the Buyer a payoff letter from each lender of Paid Indebtedness, if any, identified in the Estimated Purchase Price Certificate delivered pursuant to Section 1.5(a), which payoff letter shall be in customary form and shall state the amount of the Paid Indebtedness owed to such lender and that, if such amount is paid to such lender on the Closing Date, such lender will promptly release the Company from any obligations thereunder and any and all Liens that it may have with respect to the Company or any of its assets.
6.2   Conditions Precedent to the Company’s and the Seller’s Obligations.  The obligation of the Company and the Seller to consummate the Transactions is expressly subject to the fulfillment, or express written waiver by the Company and the Seller, of the following conditions on or prior to the Closing Date:
 (a) Representations and Warranties True.  (i) Each of the representations and warranties of the Buyer contained in Sections 4.1 (Organization, Power and Standing), 4.4 (Validity and Enforceability) and 4.5 (Brokers) (collectively, the “Buyer Fundamental Representations”) shall be true and correct in all respects, except for de minimis exceptions, on and as of the Closing Date, with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) each of the representations and warranties of the Buyer contained in Article IV other than the Buyer Fundamental Representations shall be true and correct in all respects on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct would not and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Buyer’s ability to consummate the Transactions.
 (b) Obligations Performed.  The Buyer shall have complied with and performed in all material respects, on or before the Closing Date, the obligations contained in this Agreement that by the terms hereof are required to be performed by the Buyer on or before the Closing Date.
 (c) Closing Deliverables.  The Buyer shall have delivered to the Seller:
(i)  each Transaction Document to which the Buyer is a party, duly executed by the Buyer; and

(ii)  a certificate signed by an authorized officer of the Buyer certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

 (d) HSR Act.  The waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated.
 (e) No Injunction.  There shall not be any Order of any court of competent jurisdiction or applicable Governmental Authority restraining or invalidating the Transactions or any Law in effect prohibiting or making illegal the consummation of the Transactions.

 (f) Closing Payments.  The Buyer shall have made or cause to be made the payments contemplated by Section 1.4.
ARTICLE VII
INDEMNIFICATION
7.1   Survival.  Except for the representations, warranties, covenants and agreements contained in Section 5.7, none of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive the Closing (except for those covenants and agreements contained herein or in any instrument delivered pursuant to this Agreement, that by their express terms apply in whole or in part after the Closing and then only to such extent which shall survive the Closing for a period of twenty (20) years or for the period explicitly specified therein) and, thereafter, there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect of such non-surviving representations, warranties, covenants and agreements (whether such liability or claim has accrued prior to or after the Closing). Each party acknowledges and agrees that it may not avoid such limitation on liability on such non-surviving representations, warranties, covenants and agreements by (a) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived, or (b) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period for any surviving covenants  or agreements shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.  The parties agree that the limits imposed on the parties’ remedies with respect to this Agreement and the instruments delivered pursuant to this Agreement, and the transactions contemplated hereby and thereby, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Seller hereunder.  Except in the case of Fraud, and subject to Sections 1.5, 5.7, 7.2, 8.2 and 9.4, the Buyer acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims for any breach of any representation or warranty contained in this Agreement or in any certificate executed and delivered pursuant hereto shall be pursuant to the R&W Policy.
7.2   Indemnification for Specified Matters.
 (a) From and after the Closing, the Seller shall indemnify, defend and hold harmless the Buyer, the Company and each of their respective Affiliates and Representatives (each, a “Buyer Indemnified Party”) from and against any and all losses, liabilities, damages, Proceedings, judgments, interest, awards, penalties, fines, costs and expenses (including reasonable and documented attorney’s fees) (collectively, “Specified Losses”) that such Buyer Indemnified Party shall suffer, incur or that shall be imposed upon such Buyer Indemnified Party, based upon, arising out of or resulting from the matters set forth on Schedule 7.2(a) (the “Specified Matters”).  Any payments by Seller pursuant to this Section 7.2 shall be net of any amounts the Buyer Indemnified Parties actually recover from any insurance policies maintained by the Company in effect immediately prior to Closing and applicable to such Specified Losses, net of expenses incurred by the Buyer Indemnified Parties in obtaining such recovery and any increases in premiums under any such insurance policies to any Buyer Indemnified Parties as a result of such claim.  The Buyer Indemnified Parties shall have no obligation to continue any such insurance coverage or to first submit or to collect upon any applicable insurance coverage as a precondition to making a claim for indemnification hereunder or obtaining indemnification for covered Specified Losses therefor.  Subject to the foregoing, to the extent that such amounts are received by a Buyer Indemnified Party after payment has been made by the Seller to such Buyer Indemnified Party, such Buyer Indemnified Party shall promptly pay over to the Seller the aggregate amount by which the sum of (A) the amount of such previous indemnification payment(s) regarding such Specified Losses, plus (B) the amount of such insurance recovery, exceeds all of the Specified Losses.  The Buyer Indemnified Parties will take commercially reasonable steps to mitigate, to the extent required by Law, any of the Specified Losses for which any of the Buyer Indemnified Parties may seek indemnification hereunder. Any failure to mitigate any of the Specified Losses shall not preclude the Buyer Indemnified Parties from seeking indemnification hereunder; provided, that, such indemnification may be reduced by the extent of such failure to mitigate, to the extent such failure prejudices the Seller. All indemnification payments made under this Section 7.2 shall be treated by the parties as an adjustment to the Purchase Price for all applicable Tax purposes, unless otherwise required by Law.

 (b) The Seller (and/or a Person designated by the Seller familiar with the Specified Matters (the “Designated Specified Matters Person”)), shall have the right to assume the defense of, continue to defend against, and pursue affirmative claims and counterclaims of, the Specified Matters, at its sole cost and expense and by its (and/or the Designated Specified Matters Person’s) own counsel. The Seller shall provide prompt written notice to the Buyer as to any Person it designates as a Designated Specified Matters Person following the date of this Agreement.  The Buyer shall cooperate in good faith in such defense or counterclaims at the sole cost and expense of the Seller or the Designated Specified Matters Person.  The Seller shall be obligated to pay any amounts ultimately owed to the counterparty in the Specified Matters and shall be entitled to receive any payments ultimately recovered from the counterparty in the Specified Matters.  To the extent any payments are recovered from the counterparty by the Buyer or any of its Affiliates, the Seller shall have the right to recover such payments from the Buyer. The Seller shall not, and shall not cause or allow the Designated Specified Matters Person to, file or serve any document in the name of any Buyer Indemnified Party prior to (a) providing a copy of such proposed document to the Buyer, and (b) obtaining the Buyer’s consent to the filing or service of such document, which consent shall not be unreasonably withheld or delayed.  The Seller shall not either enter into any settlement or consent to the Designated Specified Matters Person entering into any settlement of any Specified Matter without the prior written consent of the Buyer, unless the proposed settlement involves only the Seller’s, the Designated Specified Matters Person’s or the counterparty’s payment of money damages and does not impose an injunction or other equitable relief on any Buyer Indemnified Party and the terms of such settlement provide for a complete, unconditional release of the Buyer Indemnified Parties for any liability arising out of such Specified Matter. The Buyer Indemnified Party shall have the right to participate in the defense of any Specified Matter with counsel selected by it subject to the Seller’s or the Designated Specified Matters Person’s right to control the defense thereof, and the fees and disbursements of such counsel shall be at the expense of the Buyer Indemnified Party.

 (c) (i) The Seller shall not be permitted to make any public statements or take any action that would reasonably be expected to materially and adversely affect the interest of any Buyer Indemnified Party in relation to the Specified Matters and (ii) the Seller shall use commercially reasonable efforts to enforce any contractual rights it may have to prevent any Designated Specified Matters Person from taking any action prohibited by clause (i).
 (d) If the Seller and the Designated Specified Matters Person each shall decline to assume control of the defense of or continue to defend against any Specified Matter, then the Buyer may assume the control of the defense of such Specified Matter, and any amounts incurred by Buyer in connection with or related to such defense shall for the avoidance of doubt be Specified Losses hereunder, provided that (x) the Seller and the Designated Specified Matters Person shall have the right to participate in such Specified Matter, at its own expense and (y) the Buyer shall not enter into any settlement of any Specified Matter, without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed. If any of the Seller or the Designated Specified Matters Person decline to assume control of the defense or fail to continue to defend against any Specified Matter, they shall provide advance written notice to the Buyer.
 (e) Upon any claim by a Buyer Indemnified Party for Specified Losses, the Seller shall pay such amounts by wire transfer of immediately available funds within ten (10) Business Days of the resolution of such claim as mutually agreed by such Buyer Indemnified Party and Seller or the entering of a final, non-appealable judgment by a court of competent jurisdiction; provided, that notwithstanding the foregoing, the Seller shall not be required to make any payment under this Section 7.2(e) until the date that is two (2) Business Days following written notice by such Buyer Indemnified Party designating the account to which such payment should be made.
ARTICLE VIII
TERMINATION
8.1   Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:
 (a) by mutual written consent of the Seller and the Buyer;
 (b) by the Buyer (if it is not then in breach of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied), if (i) any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.1(a) or the Company or the Seller shall have breached or failed to perform any of its obligations under this Agreement to the extent set forth in Section 6.1(b) and (ii) either (x) such breach, failure or misrepresentation is not cured within fifteen (15) Business Days after the Buyer gives the Seller written notice identifying in reasonable detail such breach, failure or misrepresentation or (y) the cure of such breach, failure or misrepresentation is or becomes impossible (other than through the failure of the Buyer to comply with its obligations under this Agreement) and the Buyer has not waived such breach, failure or misrepresentation on or before the Closing Date;

 (c) by the Seller (if it is not then in breach of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Section 6.1(a) or Section 6.1(b) would not be satisfied), if (i) any of the representations and warranties of the Buyer set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.2(a), or the Buyer shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent set forth in Section 6.2(b) and (ii) either (x) such breach, failure or misrepresentation is not cured within fifteen (15) Business Days after the Seller gives the Buyer written notice identifying in reasonable detail such breach, failure or misrepresentation or (y) the cure of such breach, failure or misrepresentation is or becomes impossible (other than through the failure of the Seller to comply with its obligations under this Agreement) and the Seller has not waived such breach, failure or misrepresentation on or before the Closing Date;
 (d) by either the Seller or the Buyer, if (i) any court of competent jurisdiction or applicable Governmental Authority has issued a final and non-appealable Order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, or (ii) there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited; provided, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose breach of this Agreement has been the principal cause of or resulted in the issuance of such Order or the enactment of such Law;
 (e) by either the Seller or the Buyer, if the Closing has not occurred by June 15, 2020 (the “Outside Date”) or such other date, if any, as the Seller and the Buyer may agree in writing; provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principle cause of or resulted in the failure of the Transactions to occur on or before such date; or
 (f) by the Seller, if (i) all of the conditions set forth in Section 6.1 have been satisfied or waived in writing (other than conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Buyer has failed to consummate the Closing on the date specified pursuant to Section 1.3, (iii) the Seller has irrevocably notified the Buyer in writing that the Company and the Seller are ready, willing and able to consummate the Closing, (iv) the Seller has given the Buyer written notice at least three (3) Business Days prior to such termination stating the Seller’s intention to terminate this Agreement pursuant to this Section 8.1(f) if the Buyer fails to consummate the Closing within such three (3) Business Day period, and (v) the Buyer fails to consummate the Closing within such three (3) Business Day period.
8.2   Effect of Termination.  Except in the case of termination under Section 8.1(a), written notice of termination of this Agreement shall be given by the Seller or the Buyer, as the case may be, to the other party, specifying the provision hereof pursuant to which such termination is made and the basis therefor.  In the event of valid termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and of no further force and effect and there shall be no liability or obligation on the part of any party or any of their respective stockholders, Representatives or Affiliates with respect to this Agreement or the Transactions, and all rights of each party shall cease, except (i) for the agreements contained in (A) this Section 8.2, (B) the penultimate sentence of Section 5.1(b), as well as the Confidentiality Agreement, and (C) Article IX, which shall each survive any termination of this Agreement in accordance with their terms, and (ii) no termination shall relieve any party from any liability or damages arising out of any willful and material breach of this Agreement prior to such termination.

ARTICLE IX
MISCELLANEOUS
9.1   Notices.  Any notices, demands or communications to a party hereunder shall be in writing and shall be deemed to have been duly given and received (a) if delivered personally, as of the date delivered; (b) if sent by certified mail, return receipt requested, three (3) Business Days after being sent; (c) if sent by a nationally recognized overnight delivery service, the date following the day (except if not a Business Day, the next Business Day) on which the same has been delivered to such delivery service; or (d) if sent via electronic mail or similar electronic transmission, when so transmitted, provided that the computer record indicates a full and successful transmission or no failure message is generated, to such party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):
If to the Seller to:
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, NJ  07083
Attention: Michael J. Callahan, Esq., Interim Chief Legal Officer and General Counsel
Email: michael.callahan@consultant.bedbath.com
with a copy (which shall not constitute notice) to:
Proskauer Rose LLP
Eleven Times Square
New York, NY  10036
Attention: Michael E. Ellis, Esq.
Email:  mellis@proskauer.com

If to the Buyer or the Parent to:
c/o 1-800-FLOWERS.COM, Inc.
One Old Country Road
Suite 500
Carle Place, NY  11514
Attention: Michael R. Manley
E-mail: mmanley@1800flowers.com
with a copy (which shall not constitute notice), to:
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005
Attention: Kimberly C. Petillo-Décossard
E-mail: kpetillo-decossard@cahill.com
9.2   Amendments and Waivers.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.  No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party will operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
9.3   Choice of Law; Forum; Waiver of Jury Trial.
 (a) This Agreement, and all claims or causes of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles that would cause the application of the laws of another jurisdiction.
 (b) Any proceeding arising out of or relating to this Agreement or the Transactions shall be brought only in the federal or state courts located in the State of Delaware.  This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to jurisdiction, to venue or to convenience of forum.
 (c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

9.4   Specific Performance.  The provisions of this Agreement are uniquely related to the desire of the parties and their respective Affiliates to consummate the Transactions, and such Transactions represent a unique business opportunity at a unique time for each of the parties and their respective Affiliates.  As a result, the parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms.  The parties further acknowledge and agree that, although monetary damages may be available for the breach of such covenants and undertakings, monetary damages would be difficult to ascertain and an inadequate remedy therefor.  Accordingly, each party agrees, on behalf of itself and its Affiliates, that if the Seller, on the one hand, or the Buyer or the Parent, on the other hand, breaches or threatens to breach any provision of this Agreement, the Seller, on the one hand, or the Buyer, on the other hand, shall be entitled to an injunction or injunctions, specific performance and any and all other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement or seeking to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such Order or injunction.  Each party irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.  If any action or proceeding should be brought in equity to enforce the provisions of this Agreement: (a) no party shall allege, and each party waives the defense, that there is an adequate remedy at Law; and (b) each party waives all other defenses to enforcement of the terms and provisions of this Agreement other than defenses to the existence of any breach hereof.  The rights in this Section 9.4 are in addition to any other remedy to which a party may be entitled at Law or in equity, and the exercise by a party of one remedy shall not preclude the exercise of any other remedy.  Notwithstanding the foregoing, it is explicitly agreed that the right of a party to seek specific performance or other equitable remedies, in each case, in order to cause the Closing to occur, shall be subject to the requirements that all of the conditions to Closing set forth in Article VI were satisfied (other than those conditions that have been waived or that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the breach alleged by the non-breaching party.  To the extent any party brings any Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to enforce specifically any provision that expressly survives termination of this Agreement) when available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the 20th Business Day following the resolution of such Proceeding, if later than the date the Outside Date would otherwise occur pursuant to the terms hereof, or (ii) such other time period established by the court presiding over such Proceeding.
9.5   Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and permitted assigns.  No party may assign its rights or obligations hereunder without the prior written consent of the other parties; provided, that, subject to the following sentence, prior to the Closing Date, the Buyer may, without the prior written consent of the Seller, assign all or any portion of its rights under this Agreement to one or more of its Affiliates, as long as the Buyer provides prior written notice to the Seller of such assignment.  No assignment will relieve the assigning party of any of its obligations hereunder.

9.6   Integration; Schedules.
 (a) This Agreement, together with the Exhibits and Schedules attached hereto, and the Transaction Documents, embodies the entire agreement and understanding among the parties with respect to the Transactions and supersedes all prior discussions, understandings, statements, communications, representations, warranties and agreements concerning the matters covered hereby, except as set forth in Section 5.1(b).  The parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the Transaction Documents.  Except in the case of Fraud, none of the parties shall have any remedies or causes of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failure to disclose, representations or warranties not set forth in this Agreement.
 (b) Information set forth on any Schedule hereto shall be deemed to qualify each Section of this Agreement to which such information is applicable (regardless of whether or not such Section is qualified by reference to a Schedule), so long as application to such Section is reasonably apparent from the face of such disclosure.  No information set forth on any Schedule hereto shall be deemed to broaden in any way the scope of the representations and warranties contained in this Agreement.  The inclusion of an item on any Schedule hereto is not evidence of the materiality of such item for purposes of this Agreement or otherwise, or that such item is a disclosure required under the Agreement.  Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Schedule hereto is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item, copies of which have been made available to the Buyer.  No disclosure in any Schedule hereto relating to any possible breach or violation of any agreement, Authorization or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.
9.7  Counterparts.  This Agreement may be executed in two or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart.  Counterpart signature pages to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.
9.8   Expenses.  All legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein.

9.9   No Third Party Beneficiaries.  The Persons listed in Section 5.8 are intended third-party beneficiaries of the covenants and agreements in Section 5.8.  Except as otherwise expressly set forth in this Agreement, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof.
               9.10   Publicity.  No party shall issue a press release or make any other public announcement concerning the Transactions without the prior written consent of the Seller and the Buyer (not to be unreasonably withheld, conditioned or delayed), except to the extent required by applicable Law (including applicable stock exchange rules and regulations), in which case, to the extent permitted under applicable Law and practicable, the other parties hereto shall have a reasonable opportunity to review and comment prior to disclosure; provided, however, that no party shall be required to obtain the approval of any other party pursuant to this Section 9.10 if all of the information about this Agreement or the Transactions that is contained in any proposed release or announcement has previously been made public without any breach of this Section 9.10 by the party proposing to issue such release or announcement and the other parties are provided with prior notice of such disclosure.

9.11   Construction of Agreement.
(a) Severability.  If any provision of this Agreement is unenforceable or illegal, such provision shall be enforced to the fullest extent permitted by law and the remainder of the Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.
(b) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein.  In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.
 (c) Headings.  The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.
 (d) Currency.  Unless otherwise specified herein, any references to “dollars,” “$” or other dollar amounts in this Agreement means the lawful currency of the United States.
 (e) Business Days.  Any reference to a “Business Day” is a reference to any day except Saturday, Sunday, any statutory holiday in the State of Delaware or any other day on which chartered banks in the State of Delaware are closed for business.

(f) Calculation of Days.  When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next Business Day.
(g) Knowledge.  Any reference to “to the Knowledge of the Company” or any other similar phrase means the actual knowledge (after reasonable inquiry) of the individuals listed on Schedule 9.11(g).
(h) Pronouns.  All words and personal pronouns shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun.
(i) Singular/Plural.  Unless the context otherwise requires, words denoting the singular shall include the plural and words denoting the plural shall include the singular.
(j) Laws and Documents.  Unless otherwise specified, (i) any references herein to any Law shall be construed as a reference thereto as in effect from time to time, and (ii) any reference to this Agreement or any other document is a reference to this Agreement or such other document as amended, restated and supplemented from time to time and includes all schedules and exhibits thereto; provided, that, with respect to items set forth on the Schedules, such amendments, restatements, supplements, schedules and exhibits have been made available to the Buyer or the Parent.
(k) References to this Agreement.  The words “hereof,” “herein,” “hereto,” “hereunder,” “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it.
(l) Including.  Where the word “including” or the word “includes” is used in this Agreement, it means “including (or includes) without limitation.”
(m) Made Available.  The term “made available” means, with respect to any document or information, that the same has been made available to the Buyer or the Parent by means of the virtual data room entitled “Project Pacific” maintained on behalf of the Seller by SecureDocs Inc. at least two (2) Business Days prior to the date of this Agreement.
9.12   Waiver of Conflicts.
Each of the Buyer and the Parent (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (a) the Seller and/or its Affiliates shall have the right to retain Proskauer Rose LLP (the “Designated Firm”) to represent its or their interests in any dispute arising under or in connection with this Agreement, any Transaction Document, or the transactions contemplated hereby or thereby (a “Dispute”); (b) each of the Buyer and the Parent (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest or otherwise, to any representation of the Seller or any Affiliate by the Designated Firm in any Dispute; (c) all communications solely between the Seller, the Company, or any of their respective Affiliates, directors, managers, officers, employees and/or Representatives, on the one hand, and the Designated Firm, on the other hand, to the extent made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement or otherwise relating to any potential sale of the Company (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications; (d) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by the Seller; and (e) to the extent the Buyer, the Parent or any of their respective Affiliates (including the Company) should discover in their possession after the Closing any Protected Seller Communications, such party shall take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Seller, at the Seller’s sole cost and expense, keeping no copies, and shall not by reason thereof assert any loss of confidentiality or privilege protection.

9.13   No Right of Set-Off.  Except as expressly set forth herein, each of the Buyer and the Parent, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that the Buyer, the Parent or any of their respective successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by the Buyer or the Parent pursuant to this Agreement or any other document or instrument delivered by the Buyer or the Parent in connection herewith.
9.14   Parent Guaranty.
 (a) The Parent hereby absolutely, irrevocably and unconditionally guarantees to the Seller the due and punctual payment, performance and discharge of the Buyer’s obligations under this Agreement and each of the other Transaction Documents, to the same extent and on the same terms and conditions and subject to the same defenses as applicable to such obligations by the Buyer (the “Guaranteed Obligations”).
(i)  If the Buyer fails to discharge its Guaranteed Obligations when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any such Guaranteed Obligations or operated as a discharge thereof) for any reason or no reason, the Seller may at any time and from time to time, at the Seller’s option, and so long as the Buyer has failed to perform any of its Guaranteed Obligations, take any and all actions available hereunder or under Law to enforce the Parent’s obligations hereunder in respect of such Guaranteed Obligations.

(ii)  In furtherance of the foregoing, the Parent acknowledges that the Seller may, in its sole and absolute discretion, bring and prosecute a separate Proceeding against the Parent for the full amount of the Guaranteed Obligations, regardless of whether a Proceeding is brought against the Buyer or whether the Buyer is joined in any such Proceeding.  The Parent acknowledges and agrees that in addition to any rights of the Seller set forth in this Section 9.14, with respect to the Buyer, the Seller shall have the rights and remedies specified in this Agreement.

(iii)  The Parent’s liability with respect to the Guaranteed Obligations is absolute, unconditional, irrevocable and continuing irrespective of (A) any modification, amendment or waiver of or any consent to departure from this Agreement or any assignment by the Buyer of all or any portion of its rights under this Agreement in accordance with Section 9.5, (B) the absence of any Proceeding to enforce the Guaranteed Obligations, (C) the liquidation, dissolution or winding up of the Buyer, (D) the insolvency, bankruptcy, reorganization or similar proceeding of the Buyer, or (E) any other circumstance that may otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.  The Parent hereby waives promptness, diligence, presentment, demand of payment, filings of claims with any court, any right to require a proceeding first against the Buyer, protest or notice with respect to the applicable Guaranteed Obligations and all demands whatsoever, and covenants that the Parent’s obligations hereunder will not be discharged except by complete performance of the Guaranteed Obligations.  In the event that any payment under this Section 9.14 is rescinded or must otherwise be returned for any reason (other than in each case to the same extent and on the same terms and conditions and subject to the same defenses as applicable to such obligations by the Buyer), the Parent shall remain liable hereunder as if such payment had not been made.  This guarantee is an unconditional and continuing guarantee of payment and performance when due and not merely of collection.  This guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Parent and its respective successors and assigns until all amounts payable and other obligations by the Parent under this guarantee with respect to the Guaranteed Obligations have been fully performed or indefeasibly paid in full.

 (b) The Parent hereby represents and warrants that:
(i)  The Parent is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now conducted.

(ii)  The Parent has all necessary corporate power and authority to execute and deliver and to carry out the terms of this Agreement.  The execution, delivery and performance by the Parent of this Agreement  and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on the part and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement.

(iii)  This Agreement has been duly executed and delivered by the Parent and, assuming the due authorization, execution and delivery by the other parties, constitutes a legal, valid and binding obligation of the Parent, enforceable in accordance with its terms, except as limited by the Remedies Exception.

(iv)  The Parent is not subject to or obligated under any Law, Contract or Order, which would be breached or violated or under which there would be a conflict or default, as a result of the Parent’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except any such breach, violation, conflict or default that would not or would not reasonably be expected to materially delay or materially impact the Parent’s ability to comply with its obligations hereunder.

9.15   Index of Defined Terms.  The following terms, as used in this Agreement, have the meanings given to them in the section or place indicated below:
Term	Section or Place Where Defined
2016 Tax Period	1.1
Affiliate	1.1
Agreement	Preamble
Allocation	5.7(g)
Antitrust Laws	1.1
Authorizations	1.1
Benefit Plan	1.1
Business Day	9.11(e)
Business Employees	1.1
Business Intellectual Property	2.12(b)
Buyer	Preamble
Buyer 401(k) Plan	5.10(d)
Buyer Fundamental Representations	6.2(a)
Buyer Indemnified Party	7.2(a)
Closing	1.3
Closing Date	1.3
Closing Indebtedness	1.1
Closing Net Working Capital	1.1
Code	1.1
Combined Tax Return	1.1
Commercial Tax Agreement	1.1
Company	Preamble
Company Cash	1.1
Company Fundamental Representations	6.1(a)
Company Intellectual Property	2.12(a)
Company IT Systems	2.12(g)
Company Material Adverse Effect	1.1
Company Plans	1.1
Confidentiality Agreement	5.1(b)
Contract	1.1
Designated Firm	9.12
Designated Specified Matters Person	7.2(b)
Designated Tax Person	5.7(i)(ii)
Dispute	9.12
Disputed Items	1.5(c)
Disputed Items Notice	1.5(c)
Effect	1.1
Employee Bonus	1.1
Environment	1.1
Environmental Claim	1.1

Term	Section or Place Where Defined
Environmental Laws	1.1
ERISA	1.1
ERISA Affiliate	1.1
Estimated Company Cash	1.5(a)
Estimated Indebtedness	1.1
Estimated Net Working Capital	1.5(a)
Estimated Purchase Price	1.5(a)
Estimated Purchase Price Certificate	1.5(a)
Final Determination	1.1
Final Purchase Price	1.1
Financial Statements	2.7
Fraud	1.1
GAAP	1.1
Governmental Authority	1.1
Guaranteed Obligations	9.14(a)
Hazardous Substances	1.1
HSR Act	2.5
Income Tax	1.1
Income Tax Consent	5.7(i)(ii)
Income Tax Return	1.1
Indebtedness	1.1
Indemnification Claims Period	5.7(h)(ii)
Indemnified Persons	5.8(a)
Indemnified Tax Losses	5.7(h)(i)
Independent Accounting Firm	1.5(d)
Insurance Policies	2.21
Intellectual Property	2.12(a)
Intercompany Agreements	5.11(a)
Interests	Recitals
IP Contracts	2.12(d)
Knowledge	9.11(g)
Laws	1.1
Leased Real Property	2.10(b)
Leases	2.10(b)
Lien	1.1
Losses	5.11(a)
Material Contracts	2.9
Material Vendors	2.13(a)
Non-Income Tax	1.1
Non-Income Tax Return	1.1
Non-Restricted Business Threshold	5.6(b)
Non-Solicit Person	5.6(a)
Objection Notice	5.7(g)
Offer Notice	5.6(b)(i)
Offer Period	5.6(b)(i)

Term	Section or Place Where Defined
Order	1.1
Outside Date	8.1(e)
Paid Indebtedness	1.4(a)
Permitted Liens	1.1
Person	1.1
Personal Information	2.12(f)
Pre-Closing Tax Period	1.1
Predecessor	1.1
Proceeding	2.17
Protected Seller Communications	9.12
Purchase Price	1.4(a)
Purchase Price Certificate	1.5(b)
R&W Insurer	1.1
R&W Policy	1.1
R&W Policy Costs	5.14
Reference Date	2.7
Related Party	2.23
Release	1.1
Remedies Exception	2.4
Representative	1.1
Restricted Business	1.1
Review Period	5.7(g)
Schedules	Article II
Seller	Preamble
Seller 401(k) Plan	5.10(d)
Seller Agreements	5.11(a)
Seller Fundamental Representations	6.1(a)
Seller’s Expenses	1.1
Shared Expense Cap	1.1
Shipping Agreement	5.11(b)
Solvent	4.8
Specified Losses	7.2(a)
Specified Matters	7.2(a)
Straddle Period	1.1
Subsidiary	1.1
Target Working Capital	1.1
Tax(es)	1.1
Tax Contest	1.1
Tax Liabilities	5.7(g)
Tax Returns	1.1
Tax Sharing Agreement	1.1
Territory	1.1
Transaction Document(s)	1.1
Transactions	1.2
Transaction Expenses	1.1

Term	Section or Place Where Defined
Transaction Tax Deductions	1.1
Transfer Taxes	5.7(c)

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered as of the date first above written.
BUYER:

800-FLOWERS, INC.

By:	/s/ William E. Shea
Name: William E. Shea
Title: Vice President and Treasurer

PARENT:

1-800-FLOWERS.COM, INC.

By:	/s/ William E. Shea
Name: William E. Shea
Title: Senior Vice President, Treasurer,
and Chief Financial Officer

[Signature Page - Equity Purchase Agreement]

SELLER:

BED BATH & BEYOND INC.

By:	/s/ Mark J. Tritton
Name: Mark J. Tritton
Title: President and Chief Executive Officer

COMPANY:

PERSONALIZATIONMALL.COM, LLC

By:	BED BATH & BEYOND INC., its sole member

By:	/s/ Mark J. Tritton
Name: Mark J. Tritton
Title: President and Chief Executive Officer

[Signature Page - Equity Purchase Agreement]